2024
ANNUAL REPORT





Dear Fellow Shareholders,

I am pleased to share with you the highlights of 2024, a year that underscored the success of our disciplined operating framework and value creation strategy. Our team executed targeted initiatives to improve profitability and market share, delivering consistent profitability and record free cash flow generation despite challenging end-market dynamics in the second half of the year.

Midway through the third quarter, our customers began aggressive channel inventory de-stocking. Our team quickly reacted by taking decisive actions to control costs and manage our operating leverage amid the sudden change in customer demand. We rapidly repositioned our cost structure and manufacturing footprint to align with customer demand. Our team remained agile and successfully navigated these challenges, demonstrating the "One MEC. One Mission." culture that emphasizes performance excellence and a collaborative, customer-first approach. As a result, we believe the business is well-positioned for growth and long-term value delivery.

MEC Business Excellence (MBX) has transformed us into a leaner, more efficient organization ready to capitalize on future demand recovery. As we exited the year, our robust annual free cash flow generation fortified our balance sheet, allowing us to continue deploying capital through share repurchases and growth investments.

Throughout 2024, we conducted more than 140 MBX kaizen events, supporting various lean manufacturing initiatives, including cost control and working capital efficiency. Our relentless focus on strategic execution within our MBX framework highlights our commitment to value creation across our entire enterprise.

Each pillar of our MBX strategy is supported by our unified high-performance culture, which aligns our commitment to safety, customer service, accountability, and integrity across the entire enterprise. This cultural unity further promotes a focus on excellence, standardization, and stakeholder value creation.

As we proceed into 2025, we are intently focused on furthering our success against the core pillars of MBX, which we believe will drive multi-year growth, margin expansion, and shareholder returns. While end-market demand remains challenged by ongoing channel inventory de-stocking and elevated interest rates, we foresee a recovery later this year, driven by the normalization in end-market demand and new product launch activity. Even with this backdrop, our teams continue to prioritize both organic and inorganic growth, aimed at diversifying our end-market exposure.

Importantly, our fortified balance sheet and healthy financial position enable us to focus on executing our long-term strategy. We will remain disciplined in allocating capital through maintaining a lean leverage profile, opportunistically repurchasing shares, and pursuing accretive strategic acquisitions.

In closing, I want to thank all our team members, customers, partners, and shareholders for their continued support of our company. We are excited about the opportunities ahead and are confident in our ability to achieve continued growth and success.

Sincerely,

Jag Reddy

Jagadeesh (Jag) A. Reddy
President, CEO and Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 001-38894

Mayville Engineering Company, Inc.
(Exact name of Registrant as specified in its Charter)

Wisconsin	**39-0944729**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
135 S. 84th Street, Suite 300	
Milwaukee, Wisconsin	**53214**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (414) 381-2860

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	**MEC**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☒
Non-accelerated filer	☐		Smaller reporting company	☒
Emerging growth company	☐			

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262 (b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the Common Stock held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on the New York Stock Exchange on June 28, 2024, was $330,292,280.

The number of shares of the Registrant's Common Stock outstanding as of February 21, 2025 was 20,419,823.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this report incorporates information by reference to the Registrant's proxy statement for its 2025 annual meeting of shareholders, which proxy statement will be filed with the Securities and Exchange Commission no later than 120 days after the close of the year ended December 31, 2024.

Table of Contents

PART I

Item 1. Business.

Cautionary Statement Regarding Forward-Looking Statements

Certain matters discussed in this Annual Report on Form 10-K contain forward-looking statements that involve risks and uncertainties, such as statements related to future events, business strategy, future performance, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek," "anticipate," "plan," "continue," "estimate," "expect," "may," "will," "project," "predict," "potential," "targeting," "intend," "could," "might," "should," "believe" and similar expressions or their negative. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on management's belief, based on currently available information, as to the outcome and timing of future events. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed in such forward-looking statements. Mayville Engineering Company, Inc. (MEC, the Company, we, our, us or similar terms) believes the expectations reflected in the forward-looking statements contained in this Annual Report on Form 10-K are reasonable, but no assurance can be given that these expectations will prove to be correct. Forward-looking statements should not be unduly relied upon.

Important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements include, but are not limited to, those described in "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K for the year ended December 31, 2024, and as such may be amended or supplemented in Part II, Item 1A of our subsequently filed Quarterly Reports on Form 10-Q, and the following:

- Macroeconomic conditions, including inflation, elevated interest rates, labor availability, material cost pressures and inconsistent customer demand, have had, and may continue to have, a negative impact on our business, financial condition, cash flows and results of operations (including future uncertain impacts);

- risks relating to developments in the industries in which our customers operate;

- risks related to scheduling production accurately and maximizing efficiency;

- our ability to realize net sales represented by our awarded business;

- failure to compete successfully in our markets;

- our ability to maintain our manufacturing, engineering and technological expertise;

- the loss of any of our large customers or the loss of their respective market shares;

- risks related to entering new markets;

- our ability to recruit and retain our key executive officers, managers and trade-skilled personnel;

- volatility in the prices or availability of raw materials critical to our business;

- manufacturing risks, including delays and technical problems, issues with third-party suppliers, environmental risks and applicable statutory and regulatory requirements;

- our ability to successfully identify or integrate acquisitions;

- our ability to develop new and innovative processes and gain customer acceptance of such processes;

- risks related to our information technology systems and infrastructure;

- geopolitical and economic developments, including foreign trade relations and associated tariffs;

- results of legal disputes, including product liability, intellectual property infringement and other claims;

- risks associated with our capital-intensive industry;

- risks related to our treatment as an S Corporation prior to the consummation of our initial public offering of common stock (IPO);

- risks related to our employee stock ownership plan's treatment as a tax-qualified retirement plan; and

- our ability to remediate the material weakness in internal control over financial reporting identified in preparing our financial statements included in this Annual Report on Form 10-K, and to subsequently maintain effective internal control over financial reporting.

These factors are not necessarily all of the important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements. Other unknown or unpredictable factors could also cause actual results or events to differ materially from those expressed in the forward-looking statements. All forward-looking statements attributable to us are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements after the date on which any such statement is made, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

General

Mayville Engineering Company, Inc. (MEC) is a leading U.S.-based, vertically integrated, value-added manufacturing partner providing a full suite of manufacturing solutions from concept to production, including design, prototyping and tooling, fabrication, aluminum extrusion, coating, assembly and aftermarket components. Our customers operate in diverse end markets, including heavy- and medium-duty commercial vehicles, construction & access equipment, powersports, agriculture, military and other end markets. We have developed long-standing relationships with our blue-chip customers based upon our commitment to "Unmatched Excellence". We provide a diverse set of process offerings and a one-source solution with benefits throughout the entire product lifecycle, including front-end collaboration in design and prototyping, product manufacturing, aftermarket components and ancillary supply chain benefits. Founded as a corporation in 1945 and headquartered in Milwaukee, Wisconsin, we are a leading Tier I U.S. supplier of highly engineered components to original equipment manufacturer (OEM) customers with leading positions in their respective markets. We are focused on producing the highest quality components using complex processes at the lowest cost by working with customers throughout the product design and development process to establish optimal solutions. Our engineering expertise and technical know-how allow us to add value through every product redevelopment cycle (generally every three to five years for our customers). According to The Fabricator magazine, we have been ranked as the largest fabricator in the United States for the past 14 years in a row (2011 – 2024).

Our customers' complex products require a unique combination of our capabilities that allow us to achieve a customized offering to satisfy our customers' desired outcomes. Our capabilities, which include, but are not limited to: metal fabrication, metal stamping, aluminum extrusion and fabrication, tube bending and forming, robotic part forming, robotic welding, resistance welding, five-axis tube and fiber laser cutting and custom coatings, including high heat and chemical agent resistant coating (CARC) painting, are used in a variety of applications and represent the building blocks of what we produce.

Our key customers have globally recognized brands and demand the highest product quality and expertise. Over our nearly 80-year history, we have developed capabilities and provided solutions that result in customer loyalty and long-standing relationships, which we call "The MEC Advantage". We have a diverse and market-leading customer base that serves broad end markets representing favorable near- and long-term growth prospects for us. We have a track record of growth and are well-positioned to increase our market share and benefit from the growth in customer demand as well as the secular trends of reshoring and outsourcing across the end markets that we serve. To help pursue our strategic mission, we have approximately 2,200 employees who are tactically aligned around our core values. We are led by an experienced management team that has contributed to our growth by establishing deep and long-standing relationships with key customers and has worked to expand the customer base both organically and through strategic acquisitions.

We maintain an established base of long-standing customers comprised of leading, blue-chip OEM manufacturers across the United States. Our broad capabilities offering and track record of producing the highest quality solutions have allowed us to establish, and subsequently deepen, relationships with additional products and platforms over time. For example, our more than 40-year relationship with Deere & Company (John Deere) began with a small order of simple stamped parts for a farm tractor in its agricultural segment that expanded over time and represented 2024 sales in excess of $65 million across five market segments, representing over 65 model platforms. We have also been successful in winning customers and rapidly expanding relationships with high-growth customers by utilizing our complete product lifecycle management offering. For instance, we began our relationship with a powersports company less than ten years ago, starting with our expertise in performance structure suspension components, and we have been able to expand our relationships into tubes, fabrications and finished goods assemblies. Through this expansion, with product shipping from multiple facilities, we have been able to deepen our relationship and expand our market position through each of their new product updates, solidifying us as a strategic partner.

We serve our customers through 23 strategically located U.S. facilities, of which 22 are in use, across seven states, with more than three million square feet of manufacturing capacity. Our expansive footprint enables us to service and maintain strong relationships with existing key customers across the United States with a "local" presence, as well as target new customer opportunities. Coupled with our focus on market alignment and execution, we constantly strive to improve and refine capabilities, capacities and reduce our carbon footprint. In addition, the ongoing investment in flexible, re-deployable automation allows us to expand output while reducing cost and improving quality, productivity and consistency for margin enhancement and market leading competitiveness.

Our historical success is a function of our engineering expertise, extensive manufacturing capabilities, limited commodity exposure, investment in automation and embedded relationships with the contractual ability to pass through variability in commodity prices. We believe we are poised to grow through economic cycles due to our:

- market positioning and reputation;

- product breadth;

- flexible and re-deployable capital investment in automation and process capabilities; and

- our geographic, end market and product diversification.

Our diversified profile today best positions us for stability and leading market performance through all phases of an economic cycle.

Our Industry

We compete in the highly fragmented market of contract manufacturers, the majority of which are small local players that are limited in scale, capabilities and technology. Many of these local manufacturers have single or limited production capabilities and provide niche components in specific geographic markets. Accordingly, there are a limited number of competitors in the value-added manufacturing market in which we operate with the capacity and expertise to deliver the complete product lifecycle of solutions we offer. For example, our diverse manufacturing capabilities across product lines have contributed to us being selected the Largest Fabricator by The Fabricator magazine's "FAB 40" listing in the desirable U.S. markets for the past 14 years in a row (2011 – 2024). While we compete with certain manufacturers across selected product lines, we believe that no single manufacturer directly competes with us across our full offering and end market applications.

Our end market diversification coupled with our extensive product breadth allows us to maintain financial stability as individual end markets fluctuate. The primary end markets we serve include heavy- and medium-duty commercial vehicles, construction & access equipment, powersports, agriculture and military, among others. As markets strengthen or weaken, our output is redirected and realigned to support ongoing change. Further, as these fluctuations affect the market, we are favorably positioned to benefit from the broader trend of our OEM customers consolidating to fewer and more sophisticated suppliers in order to improve quality and delivery while lowering the total cost of doing business. This consolidation trend will allow us to grow and protects our cash flow as markets change and shift.

We have also experienced, and benefitted from, OEM trends seeking to improve their strategy execution and simplify their business through outsourcing and reshoring. Based on our history, OEMs pursue a strategy that focuses on core component market differentiation, such as structural frames and complete powertrain assemblies, and prefer to outsource the remaining product components to third parties rather than manufacturing them in-house. This is done in order to maintain their strategic focus, drive cost savings and reduce their own investment in manufacturing, thereby allowing them to focus on the most important aspects of their value creation process, namely product design and development, final product assembly and testing, branding, sales, marketing and distribution. While each specific OEM differs in its strategy, we see these trends continuing as customers deal with workforce constraints and look for optimum return on investments while improving cash flow. Moreover, our OEM customers focus on the production of the core components of their products, which leads them to rely on outsourced providers like us for the remaining components of their finished product needs. OEMs are also continuing to bring production back to the US and simplifying their supply chain processes. We believe we will benefit from this continued shift in our customers' focus and ongoing desire for OEMs to improve efficiencies, reduce costs and simplify supply chains. Our established and embedded relationships, breadth of capabilities and scalability will allow us to streamline the supply chain process for our customers by acting as a single point of contact in the supply chain. In addition, we believe OEMs are increasingly favoring platforms supported by larger, more sophisticated and financially stable suppliers with the ability to serve large national and international operations all while maintaining a local touch. Our extensive manufacturing footprint, competitive cost structure and integrated design, engineering, production planning and quality program management capabilities position us favorably to take advantage of these opportunities and trends.

Our Competitive Strengths

As an industry-leading value-added manufacturing partner, our commitment to "Unmatched Excellence" is the cornerstone that attracts our customers. We thrive on strategic collaboration, actively engaging with our customers to create alignment and become an integral part of their product development and manufacturing processes. Leveraging our deep engineering expertise, we support prototype, production, and aftermarket needs, delivering cost-effective and robust solutions. With the industry's most expansive process capabilities, we embody agility, speed, and unmatched capability, allowing us to efficiently support a diverse range of products and solutions. "The MEC Advantage" is not just a concept; it's the driving force behind our operations, ensuring that every project benefits from our manufacturing expertise and customer-centric approach. Focusing on forward-thinking innovation, reliability, and excellence, our engineering expertise and technical know-how allow us to add value through every product redevelopment cycle, typically occurring every three to five years for our customers. Positioned as the go-to partner, we are dedicated to building long-lasting partnerships and delivering solutions that consistently exceed our customers' expectations.

Value-Added Supply Chain Partner with Embedded Relationships. Our embedded relationships with our large and diverse customer base are driven by the commitment to excellence our employees take in their work, which emphasizes the highest quality and performance in all facets of our business, including our ability to partner with our customers and deliver to them complex solutions across a wide range of products. Our unique, end-to-end offering provides solutions throughout the lifecycle of a product, including upfront product manufacturability advice and prototyping, production volumes and aftermarket components. We strive to maintain operation alignment (and continuous re-alignment) with our customers' strategy and production activities as they evolve, allowing us to remain agile in response to market changes, while enabling our customers to be successful, and remain adaptable to changes to retain flexibility and adjust appropriately. Our focus on collaboration with our customers and our breadth of capabilities also generates strategic alignment with our customers, resulting in deep-rooted relationships, driving vendor reduction and providing other ancillary benefits such as optimization of working capital investments. Our track record of engineering expertise has resulted in our consistent inclusion in customer design and prototyping activities, enabling customers to view us as an invaluable extension of their own teams. In turn, this collaboration allows our customers to focus on the development of their core technologies and products. Our position as a deeply embedded supply chain partner of scale allows us to provide a multitude of solutions, driving strong customer relationships with high switching costs.

Leading and Defendable Market Position in Attractive North American Market. According to the Fabricator magazine, we have been ranked as the largest fabricator in the United States for the past 14 years in a row (2011 – 2024). The market is highly fragmented and characterized by high barriers to entry given the complex nature of the work, established relationships and high customer switching costs. While there are numerous competitors in the markets in which we operate, few maintain the product breadth, manufacturing capabilities, scale or engineering expertise that we do. Our depth of capabilities allows us to offer our customers:

- low volume production capability;

- customized and sophisticated solutions;

- unique engineering and manufacturing capabilities throughout the product lifecycle;

- critical scale to service large national and regional customers as well as local customers; and

- the ability to act as a single point of contact and offer seamless customer service.

End Market and Customer Diversification. Our value-added manufacturing focus enables us to remain diversified across a variety of customer end markets, including heavy- and medium-duty commercial vehicles, construction & access equipment, powersports, agriculture, and military, among others. These end markets are representative of our globally recognized customers, which are comprised of large OEM manufacturers. In 2024, our top customer and top ten customers accounted for 16.8% and 70.6% of net sales, respectively, which collectively represents hundreds of platforms that we serve across a variety of end markets and customer operating segments. Our access to a multitude of end markets allows us to strategically shift focus to sell into current opportunities as end market demand evolves. In addition to customer and end market diversification, our customers themselves are also diversified across multiple end markets. For example, we provide John Deere, a leading customer with 2024 net sales accounting for 11.3% of our total revenue, with over 5,000 SKUs across over 65 individual John Deere platforms including the agriculture, forestry, turf care, power systems and construction & access equipment end markets. Our increasingly stable performance is a direct result of our intentional business design of agility and adaptability to realign manufacturing capacities to serve diversified and ever-changing end markets.



End Market Diversification
(% of Net Sales)

Breadth of Capabilities Appealing to a Variety of Applications. We have many manufacturing capabilities that together represent the building blocks for the complex solutions we provide to our customers. We maintain a full spectrum of capabilities across our facilities to address a wide set of customer needs, including upfront product development advice and prototyping, unique manufacturing processes and capabilities across a variety of products and back-end finishing, assembly and aftermarket components representing a unique end-to-end offering. Our range of capabilities combined with our breadth of components, including fabrications, tubes, tanks, performance structures and aluminum extrusions, expands the applicable uses and end markets in which we may offer our components. Throughout our history, our capabilities have allowed us to generate growth by expanding into new verticals and by further penetrating existing verticals through cross-selling to increase wallet share, a strategy that has driven deep-rooted relationships with our customers. Further, our unique combination of manufacturing processes allows us to opportunistically target sophisticated, higher margin business. The diversity of our offering has provided our company with financial stability through various end market and economic cycles.

Technology-Enabled Infrastructure. We continue to invest in a technology-enabled asset base that provides significant flexible and re-deployable capacity to support our planned growth, increases profitability, efficiency, quality and employee safety, reduces spend on energy and drives a long-term cost advantage over our competitors. We have leveraged our technical expertise within capital expenditure programs to make significant investments in operational infrastructure throughout our history via flexible and re-deployable automation, creating capacity, enhancing throughput, quality, and consistency. For example, we were one of the first in our industry to adopt fiber lasers and have continued to invest in this metal cutting capability. We continue to implement new high wattage fiber lasers with connected material handling automation systems. These connected machines are multiple times faster with more precision and consume less power than similar machines from a few years ago. Additionally, we operate robotic press brakes at several locations with a continuous shift towards precision and automation. By reducing setup times, faster speeds, accuracy, better ergonomics and employee interactions, these investments have resulted in attractive paybacks. Furthermore, we implemented cobots for welding and material handling applications at several facilities improving labor utilization and plan to continue with further investment in this technology. These investments in technology-enabled infrastructure allow us to reallocate our workforce, as employees can be retrained and redeployed into more technically skilled positions. In today's ever-changing labor market, the ability to redeploy labor to increase flexibility and capacity for our customers is of the utmost importance and interest. Our investments in continuous improvement and automation have driven operational efficiencies and improved metric tracking allowing our management team to more effectively run the business and improve the value we provide to our customers. We have, from time to time, made strategic, customer-driven investments that directly support new product and market expansion which result in further competitive advantages and higher switching costs for our customers.

Cost Structure and Operational Excellence. We have reduced our exposure to commodity price risk by structuring our customer contracts to pass through changes in commodity prices. As such, we have been able to effectively limit any potential impact from tariffs and commodity price volatility to our margins. Our scale and profitability have also allowed us the flexibility to implement continuous improvement initiatives in driving efficiencies, such as automation and additional capacity, which will result in long-term efficiency and margin improvements, and expanded capabilities.

Our Strategy

During 2022, we announced the implementation of a value-creation framework, MEC Business Excellence (MBX), that is intended to maximize stakeholder value by positioning the Company to achieve above-market performance and capitalizing on multi-year reshoring and outsourcing trends among major OEMs. As part of MBX, we have established clear short- and long-term objectives, with the goal of outlining and adapting priorities and targets to improve operational and financial goals while creating a culture with a keen focus on continuous lean improvements in order to maintain a differentiated and defendable market leading position. The key elements of MBX include:

High-Performance Culture. The Company is focused on effectuating cultural change across the organization by the implementation of performance-based metrics, lean daily management and other process-oriented strategies. Through these efforts, the Company is building a high-performance culture capable of driving improved performance, asset utilization and cost optimization.

Operational Excellence. The Company is focused on leveraging automation and technologies and capabilities to increase productivity and reduce costs across the value chain with the implementation of lean initiatives such as value stream mapping, sales, inventory and operations planning (SIOP) and further optimizing its supply chain and procurement strategies, which will inherently accelerate immediate and long-term productivity and margin improvements.

Commercial Excellence. The Company is focused on driving commercial growth through an integrated, solutions-oriented approach that leverages its full suite of design, prototyping and aftermarket services; an expansion of its fabrication capabilities beyond steel, with an emphasis on lightweight aluminum, plastics and composites; diversification within high-growth energy transition markets; further market penetration within existing end markets; and the implementation of a value-based pricing model capturing the cost to serve. These growth initiatives will continue to deepen and defend our existing market share, while diversifying our customer and end market exposure.

Disciplined Capital Deployment. The Company is focused on driving a disciplined capital strategy that includes allocating capital to expand within high-growth adjacent markets, continue to increase our share-of-wallet with existing customers and execute strategic acquisition opportunities while also generating strong free cash flow, managing debt levels and liquidity positions, and continuing to return capital to shareholders through share repurchases. As part of this initiative, our intentions are to prioritize capital investment towards the light-weighting of materials fabrication, such as aluminum, plastics, and composites, to ensure we are in position to support growth within high-growth energy transition markets.

Human Resource Optimization. Our employees are the foundation of our company; with experience across a diverse range of markets and capabilities, they drive innovation, believe in our process and the outcomes of their work and our success. The Company remains focused on increasing our investment in our workforce and the recruiting and retention of skilled, experienced employees to support the growth of its business. This component of MBX is designed to provide competitive, performance-based incentives, develop high-potential candidates for internal development and advancement, ensure business continuity through multi-tiered succession planning and ensure a stable recruiting pipeline. Additionally, as we continue to invest in our business and increasingly implement a more technology-enabled infrastructure, we strive to redeploy our employees in other, higher-skilled areas of our business and invest in training where needed.

Our Capabilities

We offer a broad portfolio and a one-source solution comprised of advanced and innovative capabilities that enhance quality and simplify supply chains for our customers. Through our collaborative approach, we maintain a complete, and growing, set of sophisticated manufacturing capabilities to meet the diverse needs of our customers, including:

- *Program Management* — We offer our customers a complete solution from concept to launch following the Advanced Product Quality Planning (APQP) process (planning, design for manufacturability and development, process design and improvement, product and process validation and continuous improvement).

- *Engineering* — We collaborate with our customers and provide design for manufacturing, off-line programming (lasers, brake press, machining, robotic welding, coordinate measuring machines), value engineering and continuous improvement (CI).

- *Tool Design and Build* — Our in-house tool design and tool room capability ensures quality from start to finish. We build and service all categories of tooling, including large progressive dies.

- *Laser Cutting* — Our programmable fiber and CO2 laser cutting capabilities eliminate expensive hard tooling. Our equipment can cut metal up to 1 inch thick while maintaining tolerances to .002 inches at speeds up to 4,000 watts per minute. Our tube lasers are state-of-the-art cutting machines that offer exceptional tolerances and through-put.

- *Brake Press* — We combine our operator's expertise with the proper equipment required to offer top versatility to our clients for bending, forming, coining and air bending. Our facilities house the latest press brake machinery including robotic part manipulation and stacking.

- *Stamping* — We provide custom metal stamping capabilities for short, medium or long production runs. For longer runs, our production of sheet metal stamping uses 50 to 1,200-ton manual or automatic feed presses with state-of-the-art feed lines for precision metal stamping. Our small, high-speed presses are ideal for producing intricate high-volume stampings.

- *Machining* — We provide a variety of machining capabilities to meet our customer needs by providing in-house machining assistance for parts that are part of larger fabrications and assemblies.

- *Aluminum Extrusion* — We provide a diverse range of aluminum extrusion profiles for various applications using advanced extrusion presses ranging from 4.5" to 8.0" billet diameters and 880 to 3,150-ton. Using 6000-series alloys, we can produce a wide array of products from the most common, large extruded profiles, to some of the smallest and thinnest-walled extruded profiles in the industry.

- *Tube Bending* — We maintain vast tube bending capabilities, including (i) manufacturing of oval, round and square tubes from .25 inch up through six inch and (ii) leveraging our extensive inventory of equipment including the latest computer numerical control (CNC) benders; and state-of-the-art technologies such as CNC electro-servo-driven bending with multi-task heads. We have integrated robotic automation into applicable bending cells to generate maximum throughput with less labor costs.

- *Welding* — We have earned our reputation as one of the premier manufacturers of weldments. Our welding departments offer manual and robotic wire welding, including Gas Metal Arc Welding (GMAW) and also known as Metal Inert Gas (MIA), Gas Tungsten Arc Welding (GTAW) and also known as Tungsten Inert Gas (TIG), Heliarc, Fluxcore, Metalcore, Aluminum, Plasma Weld, Brazing and Pulse Heliarc.

- *Coatings, Assembly and Logistics* — We provide premier full-service coating, assembly and logistics solutions. Our coating capabilities offer a full-range of high technology industrial applications, including: E-Coat, military certified CARC, commercial and industrial powder and liquid coatings. Our coating systems utilize direct-to-metal and pre-treatments including acid pickle, zinc phosphate and in-line Alodine for the conversion of aluminum.

- *Lean and Continuous Improvement* — Through our formal, robust MBX system, MEC is driving lean and continuous improvement in every facet of our business. Eliminating waste leads to value creation, overall customer satisfaction and revenue growth.

Our Proven Approach

We collaborate with our customers to generate a strategic alignment and position ourselves as an essential part of our customers' product development and manufacturing processes by drawing on our deep product and engineering knowledge to deliver best-in-class solutions. Our approach is simple: we view quality as a significant business strategy with a strong return on investment. Our philosophy on quality is based on our commitment to precision and continuous improvement with an international automotive task force (IATF) and international organization for standardization (ISO) foundation. Our skilled and experienced staff is highly trained in areas of quality planning, metrology, geometric dimensioning and tolerancing (ASME Y14.5M 1994), ISO, statistical techniques (SPC) and ISO 14001 certifications. Our Quality Management System is comprised of the following:

- IATF 16949:2016 certification (one of the automotive industry's most widely used international standards for quality management);

- ISO 9001:2015 registration (international standard for quality management systems);

- process and assembly line audits with focus on process control;

- process capability that is proven at validation and monitored during production; and

- specialized validations for paint and weld operations.

We periodically enter into joint process improvement efforts with key customers. Such exercises have historically resulted in reduced manufacturing critical path time, cost reductions and quality improvements through effective batch sizes and more repeatable processes. Our commitment to precision and continuous improvement initiatives have resulted in the acquisition and application of state-of-the-art technologies and plant improvements that support lean, quick response manufacturing flexibility that put us at the forefront of our market. Moreover, the agility that our quick response manufacturing methodology provides keeps our purchasing, manufacturing, engineering and quality teams on the cutting edge of flexible manufacturing. This adaptable approach also decreases manufacturing costs, allows for faster order turnaround times and elimination of excess waste.

We maintain an advanced machinery portfolio in our facilities allowing us to leverage our employee workforce with state-of-the-art capabilities and functionality. We strive to maintain our assets or upgrade capabilities where deterioration has driven obsolescence or better technology is available, reducing our carbon footprint. Most recently, we have invested in multiple fiber laser systems, robotic brake presses, cobots and tube bending cells with automation aimed at reducing labor content and optimizing floor space which allows us to generate more revenue with the same workforce and footprint.

Our Markets

Our primary end markets include (but are not limited to) the heavy- and medium-duty commercial vehicles, construction & access equipment, powersports, agriculture and military markets. While our individual end markets may be exposed to cyclical variations, the diversified nature of our end markets affords us the ability to shift production with demand as certain end markets trend lower and others trend higher. In our experience, our diversification has muted the impact of downturns on our business that have affected us in the past. For example as our heavy- and medium-duty commercial vehicles, construction & access equipment, powersports, and agriculture customers' revenues fluctuated from 2013 to 2017, with median peak-to-trough sales decline of 23%, our peak-to-trough sales declines were less than that of those respective markets at only 10%. We were able to accomplish this by reallocating our resources to serve our heavy- and medium-duty commercial vehicles and powersports customers, leading to strong double-digit growth in those end markets.

- Heavy- and Medium-Duty Commercial Vehicles: Heavy-duty commercial vehicles include class 8 heavy trucks such as standard semi-trucks. Medium-duty commercial vehicles include classes 3-7 trucks such as box trucks;

- Construction & Access Equipment: Primary applications include wheel loaders, crawlers, skid steer loaders, excavators, motor graders, aerial lifts, boom lifts and other construction equipment;

- Powersports: Encompasses our all-terrain (ATV) and multi-utility (MUV) vehicles, as well as marine and motorcycle markets;

- Agriculture: Primary applications include tractors, combines, sprayers, turf care, implements and other agriculture-related equipment;

- Military: We provide a variety of components for military vehicle platforms;

- Other: We provide components and assemblies to a variety of other industrial end markets, such as power generation, industrial equipment and fixtures, consumer tools, mining, forestry, medical and the automotive end market.

Our Customers

We are a critical and deeply embedded supply partner with strong strategic alignment and relationships with our customers. We have developed long-standing business relationships with our OEM customers, many of which span decades. Further, we are diversified by customers and end markets with net sales attributed to our top 20 customers accounting for $478 million of 2024 net sales, and no single end market accounting for more than 38% of net sales. For the year ended December 31, 2024, PACCAR Inc. and John Deere accounted for 16.8% and 11.3% of net sales, respectively. We have not historically experienced customer attrition given high customer switching costs resulting from our embedded relationships driven by our broad capabilities and scale.

Raw Materials and Manufactured Components

Our primary purchased commodities are steel and aluminum. We maintain a broad and diverse base of over 800 direct material suppliers. Our established relationships provide efficient and flexible access to resources and redundancy to ensure support of our customers. We have no history of significant supply issues or outages. In 2024, no single supplier represented more than 12% of our total raw material purchases and over 98% of the raw materials we purchased were sourced from suppliers in the United States. Our suppliers are strategically located to maximize efficiencies and minimize shipping costs. We maintain a multitude of alternative suppliers to which we could transfer orders to, if needed. As we continue to grow, however, we intend to leverage our size and scale to rationalize our supply base to further reduce material costs. We have structured our customer contracts to pass through commodity price changes, which has allowed us to limit any potential impact of raw material price volatility and tariffs to our margins.

Sales and Marketing

We have a strong sales team comprised of approximately 50 experienced professionals responsible for managing and expanding client relationships and proactively pursuing new opportunities. Sales personnel are aligned by market segment and customer, including heavy- and medium-duty commercial vehicles, construction & access equipment, powersports, agriculture, military and other end markets, and employ a highly technical and collaborative sales process with deep knowledge of our customers and capabilities. Sales personnel have assigned support teams comprised of inside sales and account management, commercial operations, estimating and application engineering and marketing personnel. We are consistently involved in the request for proposal processes, where our sales teams with deep process expertise collaborate with customers on optimal designs for manufacturability and manufacturing efficiency. The upfront collaboration drives formalization of product specifications, program lifecycle planning, cost estimates and risk mitigation. The sales process typically takes 3 to 18 months and ultimately ends in the implementation of product lifecycle timelines and purchase orders under long-term customer arrangements. The sales team utilizes systems infrastructure that effectively track and manage backlogs, quotes and bookings information, strategic projects and call reports, all of which are reviewed at weekly sales team meetings.

Information Systems

We utilize standardized information technology systems across all areas of quoting and estimating, enterprise resource planning, materials resource planning, capacity planning and accounting for enhanced procurement of work, project execution and financial controls. We provide information technology oversight and support from our corporate headquarters in Milwaukee, WI. The operational information systems we employ throughout our company are industry specific applications that in some cases have been internally or vendor modified and improved to fit our operations. Our enterprise resource planning software is integrated with our operational information systems wherever possible to deliver relevant, real-time operational data to designated personnel. Accounting and operations personnel of acquired companies are trained not only by our information technology support staff, but by long-tenured employees in our organization with extensive experience using our systems. We believe our information systems provide our people with the tools to execute their individual job function and achieve our strategic initiatives.

Our Competition

We participate in a highly fragmented market with competitors in each of the end markets we serve ranging in size from small companies focused on a single capability or end market, to large multi-disciplinary companies. While there can be instances of intense competition in specific end markets, we believe that we have been able to effectively compete, and maintain competitive advantages on the basis of our:

- scale and product offering with the ability to cross-sell and provide our customers with a one-source solution;

- broad manufacturing capability and flexibility to fulfill requests that require complex solutions;

- customer service with our highly skilled and knowledgeable workforce able to provide consultative advice; and

- regionalized geographic focus provides a defensible position from both foreign and domestic competitors as our customers continue to take a regionalized approach to production, which provides a shorter supply chain with greater flexibility.

Our Human Capital Management

We build a high-performance culture where employees are empowered to innovate and deliver premium products to our customers. Our "One MEC, One Mission" values guide how we work and interact with each other. Our foundation rests on integrity, respect, and teamwork, alongside our commitment to agility, customer focus, and collaboration. Additionally, we believe our success depends on our ability to attract, develop and retain highly skilled employees. As of December 31, 2024, we had approximately 2,200 full-time employees, approximately 1,700 of whom are production employees. None of our employees are represented by a union and we are not party to any collective bargaining agreements. On average, our employees have approximately nine years of service with us.

Training and development

We invest in developing and maintaining a highly skilled workforce. Our employees pursue diverse career paths through on-the-job training, certification programs, and tuition reimbursement. We support talent development at all levels through our annual performance review process, which includes creating individual development plans for employee growth. While hiring skilled trade workers remains challenging across our industry, our investments in new technologies and capabilities enable us to retrain employees from traditional roles for other positions within the Company.

Compensation and benefits

We provide competitive compensation and comprehensive benefits, benchmarking our packages annually against similar industries in our facilities locations. Our compensation strategy aims to reward performance, support the Company's goals, and attract and retain top talent. Our stock-based compensation plan helps us maintain competitive total compensation packages while incentivizing long-term company performance. All full-time employees are offered an incentive program and select employees responsible for driving results are eligible to receive stock-based compensation through our Omnibus Incentive Plan. Refer to Note 18 – Stock-based compensation within the Notes to Consolidated Financial Statements for additional detail related to our stock-based compensation program.

Full-time employees are eligible to receive the following benefits: a Company matched 401(k) Plan, paid time off, health insurance (medical, dental, vision), short-term and long-term disability, life insurance, accidental death and dismemberment insurance, flexible spending accounts, wellness program and life matters employee assistance program. Further enhancing our benefit offerings, we provide an on-site healthcare team at certain facilities to treat work and non-work related injuries and assist employees with general wellness and overall well-being.

Lastly, MEC has several initiatives entered around employee appreciation which include: cookouts, holiday lunches and a Fresh Market food program.

Health and safety

The safety, health and well-being of our employees is one of the Company's top priorities, and we are committed to providing a safe workplace for all of our employees. Our "Work MEC Safe" program creates a strong safety culture based on five key elements: Inspire, Lead, Analyze, Educate and Recognize. These elements lay the foundation for establishing an employee voice in daily operations, ensuring safety ownership from those in leadership roles, identifying workplace hazards through routine inspections, audits and observations, training employees to identify and mitigate risks and prevent injuries, and developing avenues to continue enhancing the importance of safety in the workplace.

Ethics

Along with our core values, we act in accordance with our Code of Conduct Policy, which creates expectations and provides guidance for all our employees to make the right decisions. Our Code of Conduct Policy covers such topics as freedom from discrimination, freedom of harassment, non-retaliation, conducting Company affairs and fair dealing, conflicts of interest, compliance and disclosures, proper use of Company assets, protecting confidential information and reporting and enforcement of Code of Conduct violations.

Environmental Matters

We are subject to numerous federal, state and local laws and regulations relating to manufacturing, handling and disposal of materials into the environment. We believe that our environmental control procedures are adequate.

Available Information

Our website address is www.mecinc.com. We are not including the information provided on our website as a part of, or incorporating it by reference into, this Annual Report on Form 10-K. We make available free of charge (other than an investor's own internet access charges) through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to these reports and our proxy statements, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the United States Securities and Exchange Commission (the SEC).

Item 1A. Risk Factors.

Investing in our common stock involves risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before making a decision to invest in our common stock. The risks and uncertainties described below may not be the only ones we face. If any of the risks actually occur, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

Macroeconomic conditions could have a material adverse impact on our business, financial condition, cash flows and results of operations.

Macroeconomic conditions, including inflation, elevated interest rates, labor availability, material cost pressures and inconsistent customer demand, have had, and may continue to have, a negative impact on our business, financial condition, cash flows and results of operations. For instance, we were negatively impacted in 2024 by customers implementing channel inventory de-stocking activities to reduce their inventory from near historic high levels. In addition, in 2024, continued inflationary pressures on wages, benefits, materials, and manufacturing supplies negatively impacted our results of operations and cash flows.

We expect material cost inflation and inflationary pressures on wages and benefits to continue in 2025 and we may not be able to fully mitigate the impact of the inflationary cost pressures through price increases. Continuing or worsening inflation and/or labor challenges may have a material adverse impact on our business, financial condition, cash flows and/or results of operations.

Although we do not have any operations outside the United States, geopolitical events, including the ongoing conflicts between Russia and Ukraine and in the Middle East, has caused greater uncertainty in the global economy and has led to significant volatility in raw material costs, component costs, commodity prices and energy costs, exacerbating the inflation situation.

We are affected by developments in the industries in which our customers operate.

We derive our net sales from customers in the following industry sectors: heavy- and medium-duty commercial vehicles, construction & access equipment, powersports, agriculture, military and other end markets. Factors affecting any of these industries in general, or any of our customers in particular, could adversely affect us because our net sales growth largely depends on the continued growth of our customers' businesses in their respective industries. These factors include:

- seasonality of demand for our customers' products, and/or customer destocking activities, which may cause our manufacturing capacity to be underutilized for periods of time;

- our customers' failure to successfully market their products, to gain or retain widespread commercial acceptance of their products or to compete effectively in their industries;

- loss of market share for our customers' products, which may lead our customers to reduce or discontinue purchasing our processes and solutions or to reduce prices, thereby exerting pricing pressure on us;

- economic conditions in the markets in which our customers operate, in particular, the United States, including inflationary pressures and other negative impacts on economic conditions, as well as recessionary periods such as a global economic downturn;

- our customers' decision to insource the production of components that has traditionally been outsourced to us; and

- product design changes or manufacturing process changes that may reduce or eliminate demand for the components we supply.

We expect that future sales will continue to depend on the success of our customers. If economic conditions and demand for our customers' products deteriorate, we may experience a material adverse effect on our business, operating results and financial condition.

Most of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Most of our customers do not commit to long-term contracts or firm production schedules, and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments and/or forecasts as well as our internal assessments and forecasts of customer demand. The volume and timing of sales to our customers may vary due to, among others:

- variation in demand for or discontinuation of our customers' products;

- our customers' attempts to manage their inventory;

- design changes;

- changes in our customers' manufacturing strategies;

- disruptive events in the markets in which our customers operate, including natural disasters and epidemics;

- acquisitions of or consolidation among customers.

The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases in a timely manner may cause customer dissatisfaction, which may negatively affect our customer relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand (including, in some instances, new customer demand). Such investments may lead to low utilization levels if demand forecasts change and we are unable to utilize the additional capacity. Because fixed costs make up a large proportion of our total production costs, a reduction in customer demand can have a significant adverse impact on our gross profits and operating results. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our gross profits and operating results. In the past, anticipated orders from some of our customers and anticipated new customers have failed to materialize and/or delivery schedules have been deferred as a result of changes in our customers' business needs.

We may be unable to realize net sales represented by our awarded business, which could materially and adversely impact our business, financial condition, results of operations and cash flows.

The realization of future net sales from awarded business is inherently subject to a number of important risks and uncertainties, including a lack of long-term commitments and production schedules with customers and anticipated new customers. Accordingly, we cannot assure you that we will realize any or all of the future net sales represented by our awarded business. Any failure to realize these net sales could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition to not having a commitment from our customers and anticipated new customers regarding the minimum number of components they must purchase from us if we obtain awarded business, typically the terms and conditions of the agreements with our customers provide that they have the contractual right to unilaterally terminate our contracts with them with no notice or limited notice. In many cases, we must commit substantial resources in preparation for production under awarded customer business well in advance of the customer's production start date. If such contracts are terminated by our customers, our ability to obtain compensation from our customers for such termination is generally limited to the direct out-of-pocket costs that we incurred for raw materials and work-in-progress. Although we have been successful in recovering these costs under appropriate circumstances in the past, we cannot assure you that our results of operations will not be materially adversely impacted in the future if we are unable to recover these types of pre-production costs related to our customers' cancellation of awarded business.

Failure to compete successfully in our markets could materially adversely affect our business, financial condition, results of operations or prospects.

We offer our processes and solutions in highly competitive markets. The competitors in these markets may, among other things:

- respond more quickly to new or emerging technologies;

- have greater name recognition, critical mass or geographic market presence;

- be better positioned to take advantage of acquisition opportunities;

- adapt more quickly to changes in customer requirements;

- devote greater resources to the development, promotion and sale of their processes and solutions;

- be better positioned to compete on price due to any combination of low-cost labor, raw materials, components, facilities or other operating items, or willingness to make sales at lower margins than us;

- consolidate with other competitors in the industry which may create increased pricing and competitive pressures on our business; and

- be better able to utilize excess capacity which may reduce the cost of their processes and solutions.

Competitors with lower cost structures may have a competitive advantage over us. We also expect our competitors to continue to improve the performance of their current processes and solutions, to reduce the prices of their existing processes and solutions and to introduce new processes or solutions that may offer greater performance and improved pricing. Additionally, we may face competition from new entrants to the industry in which we operate. Any of these developments could cause a decline in sales and average selling prices, loss of market share or profit margin compression. Maintaining and improving our competitive position will require successful management of these factors, including continued investment by us in research and development, engineering, marketing and customer service and support. Our future growth rate depends upon our agility to compete successfully, which is impacted by a number of factors, including, but not limited to, our ability to (i) identify emerging technological trends in our target end markets, (ii) develop and maintain a wide range of competitive and appropriately priced processes and solutions and defend our market share against an ever-expanding number of competitors including many new and non-traditional competitors, (iii) ensure that our processes and solutions remain cost-competitive and (iv) attract, develop and retain individuals with the requisite technical expertise and understanding of customers' needs to develop and sell new technologies and processes.

We may not be able to maintain our manufacturing, engineering and technological expertise.

The markets for our processes and solutions are characterized by changing technology and evolving process development. The continued success of our business will depend upon our ability to:

- hire, retain and expand our pool of qualified engineering and trade-skilled personnel;

- maintain technological leadership in our industry;

- implement new and expand upon current robotics, automation and tooling technologies; and

- anticipate or respond to changes in manufacturing processes in a cost-effective and timely manner.

We cannot be certain that we will develop the capabilities required by our customers in the future. The emergence of new technologies, industry standards or customer requirements may render our equipment, inventory or processes obsolete or uncompetitive. We may have to acquire new technologies and equipment to remain competitive. The acquisition and implementation of new technologies and equipment may require us to incur significant expense and capital investment, which could reduce our margins and affect our operating results. When we establish or acquire new facilities, we may not be able to maintain or develop our manufacturing, engineering and technological expertise due to a lack of trained personnel, effective training of new staff or technical difficulties with machinery. Failure to anticipate and adapt to customers' changing technological needs and requirements or to hire and retain a sufficient number of engineers and maintain manufacturing, engineering and technological expertise may have a material adverse effect on our business, operating results and financial condition.

We are dependent on a limited number of large customers for current and future net sales. The loss of any of these customers or the loss of market share by these customers could materially adversely affect our business, financial condition, results of operations and cash flows.

We depend on a limited number of major manufacturers for a majority of our net sales. For example, our largest customers in 2024 included PACCAR Inc. and John Deere which accounted for 16.8% and 11.3% of our net sales, respectively. Our financial performance depends in large part on our ability to continue to arrange for the purchase of our processes and solutions with these customers, and we expect these customers to continue to make up a large portion of our net sales in the foreseeable future. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our business, financial condition, results of operations and cash flows by reducing cash flows and by limiting our ability to spread our fixed costs over a larger net sales base. We may make fewer sales to these customers for a variety of reasons, including, but not limited to:

- loss of business relationship;

- reduced or delayed customer requirements;

- the insourcing of business that has been traditionally outsourced to us;

- strikes or other work stoppages affecting production by our customers; or

- reduced demand for our customers' products, including as a result of inflationary pressures, elevated interest rates and/or geopolitical events.

Entering new markets, either organically or via acquisition, poses new competitive threats and commercial risks.

As we expand into new markets, either organically or via acquisition, we expect to diversify our net sales by leveraging our development, engineering and manufacturing capabilities in order to source necessary parts and components for other industries. Such diversification requires investments and resources that may not be available as needed. Furthermore, even if we sign contracts in new markets, we cannot guarantee that we will be successful in leveraging our capabilities into these new markets and thus in meeting the needs of these new customers and competing favorably in these new markets. If these new customers experience reduced demand for their products or financial difficulties, our future prospects will be negatively affected as well.

We depend on our key executive officers, managers, and trade-skilled personnel and may have difficulty retaining and recruiting qualified employees. Moreover, we operate in competitive labor markets, which may also impact our ability to hire and retain employees at our facilities.

Our success depends to a large extent upon the continued services of our executive officers, senior management, managers and trade-skilled personnel and our ability to recruit and retain skilled personnel to maintain and expand our operations. We could be affected by the loss of any of our executive officers who are responsible for formulating and implementing our business plan and strategy, and who have been instrumental in our growth and development. In addition, we need to recruit and retain additional management personnel and other skilled employees at our facilities. However, competition for our trade-skilled labor is high, particularly in some of the geographic locations where our facilities are located. Although we intend to continue to devote significant resources to recruit, train and retain qualified employees, we may not be able to attract, effectively train and retain these employees. Any failure to do so could impair our ability to conduct design, engineering and manufacturing activities, efficiently perform our contractual obligations, develop marketable components, timely meet our customers' needs and ultimately win new business, all of which could adversely affect our business, financial condition and results of operations. If we are not able to do so, our business and our ability to continue to grow could be negatively affected. In addition, salaries and related costs are a significant portion of the cost of providing our solutions and, accordingly, our ability to efficiently utilize our workforce impacts our profitability.

Availability of, and volatility in the prices of, raw materials and energy prices and our ability to pass along increased costs to our customers could adversely affect our results of operations.

The prices and availability of raw materials critical to our business and performance are based on global supply and demand conditions. Certain raw materials used by us are only available from a limited number of suppliers, and it may be difficult to find alternative suppliers at the same or similar costs. While we strive to pass through the price of raw materials to our customers, we may not be able to do so in the future, and volatility in the prices of raw materials (including as a result of macroeconomic conditions and geopolitical events) may affect customer demand for certain components. In addition, we, along with our suppliers and customers, rely on various energy sources for a number of activities connected with our business, such as the transportation of raw materials and finished parts. The availability and pricing of these resources are subject to market forces that are beyond our control. Furthermore, we are vulnerable to any reliability issues experienced by our suppliers, which also are beyond our control. Our suppliers contract separately for the purchase of such resources, and our sources of supply could be interrupted should our suppliers not be able to obtain these materials due to higher demand or other factors that interrupt their availability (including as a result of macroeconomic conditions and geopolitical events). Energy and utility prices, including electricity and water prices, and in particular prices for petroleum-based energy sources, are volatile. Increased supplier and customer operating costs arising from volatility in the prices of energy sources, such as increased energy and utility costs and transportation costs, could be passed through to us and we may not be able to increase our product prices sufficiently or at all to offset such increased costs. The impact of any volatility in the prices of energy or the raw materials on which we rely, including the reduction in demand for certain components caused by such price volatility, could result in a loss of net sales and profitability and adversely affect our results of operations.

Our manufacturing operations are dependent upon third-party suppliers, making us vulnerable to supply shortages.

We obtain raw materials, parts and certain components from third-party suppliers. Any delay in receiving supplies could impair our ability to timely deliver components to our customers and, accordingly, could have an adverse effect on our business, financial condition, results of operations and cash flows. The volatility in the financial markets and uncertainty in the sectors our suppliers service could result in exposure related to the financial viability of certain of our suppliers. Suppliers may also exit certain business lines, causing us to find other suppliers for materials or components and potentially delaying our ability to deliver components to customers, or our suppliers may change the terms on which they are willing to provide parts or materials to us, any of which could adversely affect our financial condition and results of operations. In addition, many of our suppliers have unionized workforces that could be subject to work stoppages as a result of labor relations issues. Some of our suppliers supply components and materials that cannot be quickly or inexpensively re-sourced to another supplier due to long lead times and contractual commitments that might be required by another supplier in order to provide the components or materials.

Increases in the cost of employee benefits could impact our financial results and cash flows.

Our expenses relating to employee health benefits are significant. Unfavorable changes in the cost of and the unpredictability of claims under such benefits, including inflationary pressures on wages and benefits, could impact our financial results and cash flows. Healthcare costs have risen significantly in recent years, and recent legislative and private sector initiatives regarding healthcare reform could result in significant changes to the U.S. healthcare system. Due to the breadth and complexity of the healthcare reform legislation and the uncertainty surrounding further reform proposals, we are not able to fully determine the impact that healthcare reform will have in the future on company sponsored medical plans.

Our growth strategy includes acquisitions, and we may not be able to identify attractive acquisition targets or successfully integrate acquired targets without impacting our business.

Acquisitions have played a key role in our growth strategy, and we expect to continue to grow through acquisitions in the future. We expect to continue evaluating potential strategic acquisitions of businesses, assets and product lines. We may not be able to identify suitable candidates, negotiate appropriate or favorable acquisition terms, obtain financing that may be needed to consummate such transactions or complete proposed acquisitions. There is significant competition for acquisition and expansion opportunities in our businesses, which may increase the cost of any acquisition or result in the loss of attractive acquisition targets.

In addition, acquisitions involve numerous risks, including (i) incurring the time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in management's attention being diverted from the operation of our existing business; (ii) using estimates and judgments to evaluate credit, operations, funding, liquidity, business, management and market risks with respect to the target entity or assets; (iii) litigation relating to an acquisition, particularly in the context of a publicly held acquisition target, could require us to incur significant expenses or result in the delaying or enjoining of the transaction; (iv) failing to properly identify an acquisition candidate's liabilities, potential liabilities or risks; and (v) not receiving required regulatory approvals or such approvals being delayed or restrictively conditional. In addition, any acquisitions could involve the incurrence of substantial additional indebtedness or dilution to our shareholders. We cannot assure you that we will be able to successfully integrate any acquisitions that we undertake or that such acquisitions will perform as planned or prove to be beneficial to our operations and cash flow. Any such failure could seriously harm our financial condition, results of operations and cash flows.

We routinely evaluate potential acquisition candidates and engage in discussions and negotiations regarding potential acquisitions; however, even if we execute a definitive agreement for an acquisition, there can be no assurance that we will consummate the transaction within the anticipated closing timeframe, or at all. Further, acquisitions typically involve the payment of a premium over book- and market-value for the target business or asset and, therefore, some dilution of our tangible book value and/or earnings per common share may occur in connection with any future transaction.

If we fail to develop new and innovative processes or if customers in our market do not accept them, our results would be negatively affected.

Our processes must be kept current to meet our customers' needs. To remain competitive, we therefore must develop new and innovative processes on an ongoing basis. If we fail to make innovations or the market does not accept our new processes, our sales and results would suffer. We invest significantly in the research and development of new processes; however, these expenditures do not always result in processes that will be accepted by the market. To the extent they do not, whether as a function of the process or the business cycle, we will have increased expenses without significant sales to offset such costs. Failure to develop successful new processes may also cause potential customers to purchase from competitors.

We are dependent on information technology and our systems and infrastructure face certain risks, including cybersecurity risks and data leakage risks.

We are dependent on information technology systems and infrastructure that could be damaged or interrupted by a variety of factors. Any significant breach, breakdown, destruction or interruption of these systems by employees, others with authorized access to our systems or unauthorized persons has the potential to negatively affect our operations. There is also a risk that we could experience a business interruption, theft of information or reputational damage as a result of a cyberattack, such as the infiltration of a data center, denial-of-service attacks, viruses, malicious software, phishing attacks, security breaches or data leakage of confidential information either internally or at our third-party providers. Although we have invested in the protection of our data and information technology to reduce these risks and periodically test the security of our information systems network, there can be no assurance that our efforts will prevent breakdowns or breaches in our systems that could have a material adverse effect on our financial condition, results of operations and liquidity.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or power interruptions as well as other interruptions such as floods, fire, other natural disasters, epidemics or pandemics could adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for components that are delayed. In addition, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our operations and financial results.

Geopolitical and economic developments could adversely affect our business.

Geopolitical events, increased political instability and social unrest, evidenced by the threat or occurrence of terrorist attacks or conflicts, enhanced national security measures, the risks related to epidemics and the related decline in consumer confidence may hinder our ability to do business. Any escalation in these events or similar future events may disrupt our operations or those of our customers and suppliers and could affect the availability of raw materials and components we need in our manufacturing operations or the means to transport those materials or components to our manufacturing facilities and finished parts to our customers. These events have had and may continue to have an adverse effect, generally, on the economy and consumer confidence and spending, which could adversely affect our net sales and operating results. The effect of these events on the volatility of the financial markets could in the future lead to volatility of the market price of our securities and may limit the capital resources available to us, our customers and our suppliers.

The impact of foreign trade relations and associated tariffs, as well as our reliance on international suppliers for certain raw materials, could adversely impact our business.

We currently source certain raw materials from international suppliers. Import tariffs, taxes, customs duties and/or other trade regulations imposed by the U.S. government on foreign countries, or by foreign countries on the United States, could significantly increase the prices we pay for certain raw materials, such as steel, aluminum and purchased components, that are critical to our ability to manufacture components for our customers. The international sourcing for these materials may also be hurt by health concerns regarding infectious diseases in countries in which these materials are purchased from, adverse weather, natural disasters or geopolitical events. In addition, we may be unable to find a domestic supplier to provide the necessary raw materials on an economical basis in the amounts we require. If the cost of our raw materials increases, or if we are unable to procure the necessary raw materials required to manufacture our components, then we could experience a negative impact on our operating results, profitability, customer relationships and future cash flows.

Additionally, our customers' businesses may be negatively impacted by import tariffs, taxes, customs duties and/or other trade regulations imposed by the U.S. government on foreign countries or by foreign countries on the United States, which could, in turn, reduce our customers' demand for the components that we manufacture for them. Any reduction in customer demand for our components as a result of such tariffs, taxes, customs duties and/or other trade regulations, or as a result of the impact of infectious diseases, could have a material adverse impact on our financial position, results of operations, cash flows and liquidity.

The risks associated with climate change, as well as climate change legislation and regulations, could adversely affect our operations and financial condition.

The physical risks of climate change, such as more frequent or more extreme weather events, changes in temperature and precipitation patterns, changes to ground and surface water availability and other related phenomena, could affect some, or all, of our operations, as well as the operations of our customers and suppliers. Severe weather or other natural disasters could be destructive, which could result in increased costs, including supply chain costs.

In addition, a number of government bodies have finalized, proposed or are contemplating legislative and regulatory changes in response to growing concerns about climate change. In recent years, federal, state and local governments have taken steps to reduce emissions of greenhouse gases (GHGs). The Environmental Protection Agency has finalized a series of GHG monitoring, reporting and emissions control rules for certain large sources of GHGs, and the U.S. Congress has, from time to time, considered adopting legislation to reduce GHG emissions. Numerous states have already taken measures to reduce GHG emissions, primarily through the development of GHG emission inventories and/or regional GHG cap-and-trade programs.

Although it is not possible at this time to predict how future legislation or regulations to address GHG emissions would impact our business, any such laws and regulations imposing reporting obligations on, or limiting emissions of GHGs from, our equipment and operations, could require us to incur costs to reduce GHG emissions associated with our operations. We cannot assure you that our costs, liabilities and obligations relating to environmental matters will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our manufacturing, painting and coating operations are subject to environmental, health and safety laws and regulations that could result in liabilities to us.

Our manufacturing, painting and coating operations are subject to environmental, health and safety laws and regulations, including those governing discharges to air and water, the management and disposal of hazardous substances, the cleanup of contaminated sites and health and safety matters. We could incur material costs, including cleanup costs, civil and criminal fines, penalties and third-party claims for cost recovery, property damage or personal injury as a result of violations of or liabilities under such laws and regulations. The ultimate cost of remediating contaminated sites, if any, is difficult to accurately predict and could exceed estimates. In addition, as environmental, health and safety laws and regulations have tended to become stricter, we could incur additional costs complying with requirements that are promulgated in the future.

If our manufacturing processes do not comply with applicable statutory and regulatory requirements, or if we manufacture components containing manufacturing defects, demand for our capabilities may decline and we may be subject to liability claims.

Our manufacturing processes and facilities need to comply with applicable statutory and regulatory requirements. We may also have the responsibility to ensure that the processes we use satisfy safety and regulatory standards, including those applicable to our customers and to obtain any necessary certifications. In addition, our customers' products, as well as the manufacturing processes and components that we use to produce such products, are often highly complex. As a result, components that we manufacture may at times contain manufacturing defects, and our manufacturing processes may be subject to errors or not be in compliance with applicable statutory and regulatory requirements or demands of our customers. Defects in the components we manufacture, whether caused by a manufacturing or component failure or error, or deficiencies in our manufacturing processes, may result in delayed shipments to customers, replacement costs or reduced or cancelled customer orders. If these defects or deficiencies are significant, our business reputation may also be damaged. The failure of the components that we manufacture for our customers to comply with applicable statutory and regulatory requirements may subject us to legal fines or penalties and, in some cases, require us to shut down or incur considerable expense to correct a manufacturing process or facility. In addition, these defects may expose us to liability to pay for the recall of a customer's product or to indemnify our customers for the costs of any such claims or recalls which they face as a result of using items manufactured by us in their products.

Adverse judgments or settlements in legal disputes, including product liability, intellectual property infringement and other claims, could result in materially adverse monetary damages or injunctive relief and damage our business and/or our reputation.

We are subject to, and may become a party to, a variety of litigation or other claims and suits that arise from time to time in the ordinary course of our business. The results of litigation and other legal proceedings are inherently uncertain and adverse judgments or settlements in some or all of these legal disputes may result in materially adverse monetary damages or injunctive relief against us, or in other adverse consequences to our financial condition and results of operations. Additionally, our insurance policies may not protect us against potential liability due to various exclusions in the policies and self-insured retention amounts. Partially or completely uninsured claims, if successful and of significant magnitude, could have a material adverse effect on our business, financial condition and results of operations. Furthermore, any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or obtain adequate insurance in the future.

The components we manufacture can expose us to potential liabilities. For instance, our manufacturing operations expose us to potential product liability claims resulting from injuries caused by defects in components we design or manufacture, as well as potential claims that components we design infringe on third-party intellectual property rights. Such claims could subject us to significant liability for damages, subject the infringing portion of our business to injunction and, regardless of their merits, could be time-consuming and expensive to resolve. We may also have greater potential exposure from warranty claims and recalls due to problems caused by component or product design. Although we have product liability insurance coverage, it may not be sufficient to cover the full extent of our product liability, if at all. A successful product liability claim in excess or outside of our insurance coverage or any material claim for which insurance coverage was denied or limited and for which indemnification was not available could have a material adverse effect on our business, results of operations and/or financial condition.

Any failure to protect our customers' intellectual property that we use in the products we manufacture for them could harm our customer relationships and subject us to liability.

The products we manufacture for our customers often contain our customers' intellectual property, including copyrights, patents, trade secrets and know-how. Our success depends, in part, on our ability to protect our customers' intellectual property. The steps we take to protect our customers' intellectual property may not adequately prevent its disclosure or misappropriation. If we fail to protect our customers' intellectual property, our customer relationships could be harmed, and we may experience difficulty in establishing new customer relationships. In addition, our customers might pursue legal claims against us for any failure to protect their intellectual property, possibly resulting in harm to our reputation and our business, financial condition and operating results.

Compliance or the failure to comply with regulations and governmental policies could cause us to incur significant expense.

We are subject to a variety of local and foreign laws and regulations including those relating to labor and health and safety concerns. Such laws may require us to pay mandated compensation and penalties. Additionally, we may need to obtain and maintain licenses and permits to conduct business in various jurisdictions. If we or the businesses or companies we acquire have failed or fail in the future to comply with such laws and regulations, then we could incur liabilities and fines and our operations could be suspended. Such laws and regulations could also restrict our ability to modify or expand our facilities, could require us to acquire costly equipment, or could impose other significant expenditures.

Because our industry is capital intensive and we have significant fixed and semi-fixed costs, our profitability is sensitive to changes in volume.

The property, plants and equipment needed to produce components for our customers and provide our processes and solutions can be very expensive. We must spend a substantial amount of capital to purchase and maintain such property, plants and equipment. Although we believe our current cash balance, along with our projected internal cash flows and available financing sources, will provide sufficient cash to support our currently anticipated operating and capital needs, if we are unable to generate sufficient cash to purchase and maintain the property, plants and equipment necessary to operate our business, we may be required to reduce or delay planned capital expenditures or to incur additional indebtedness.

Prior to our initial public offering, we were treated as an S Corporation, and claims of taxing authorities related to our prior status as an S Corporation could have an adverse effect on our business, financial condition and results of operations.

Upon the consummation of our initial public offering, our status as an S Corporation was terminated and we have since been treated as a "C Corporation" for U.S. federal income tax purposes and thus are now subject to U.S. federal income tax. If the unaudited, open tax years in which we were an S Corporation are audited by the Internal Revenue Service (IRS), and we determined not to have qualified for, or to have violated any requirement for maintaining our S Corporation status, we will be obligated to pay back taxes, interest and possibly penalties. The amounts that we would be obligated to pay could include taxes on all our taxable income attributable to such open tax years. Any such claims could result in additional costs to us and could have a material adverse effect on our business, financial condition and results of operations.

We have a material weakness in our internal control over financial reporting. If our remediation of this material weakness is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

In connection with the preparation of our annual report for the year ended December 31, 2024, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness relates to the review and approval of journal entries.

We are in the process of taking steps intended to remediate the material weakness. See Part II, Item 9A "Controls and Procedures," of this Annual Report on Form 10-K for additional information. While we believe these efforts will improve our internal controls and address the underlying causes of the material weakness, the material weakness will not be fully remediated until our remediation plan has been fully implemented and we have concluded that our controls are operating effectively for a sufficient period of time. We cannot be certain that the steps we are taking will be sufficient to remediate the control deficiencies that led to the material weakness in our internal control over financial reporting or prevent future material weaknesses or control deficiencies from occurring. In addition, we cannot be certain that we have identified all material weaknesses in our internal control over financial reporting, or that in the future we will not have additional material weaknesses.

If we fail to effectively remediate this material weakness in our internal control over financial reporting, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. We also could become subject to sanctions or investigations by the securities exchange on which our common shares are listed, the SEC or other regulatory authorities. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investors may lose confidence in our financial reporting, we may face restricted access to the capital markets and our stock price may be adversely affected.

Prior to the completion of our initial public offering we were 100% owned by the Mayville Engineering Company, Inc. Employee Stock Ownership Plan (ESOP), which is a retirement plan intended to be tax-qualified. If the ESOP fails to meet the requirements of a tax-qualified retirement plan, we could be subject to substantial penalties.

The ESOP, is a defined contribution retirement plan subject to the requirements of the Internal Revenue Code of 1986, as amended (the Code), and the Employee Retirement Income Security Act of 1974, as amended (ERISA). The ESOP has received a determination letter from the IRS that it meets the requirements of a tax-qualified retirement plan in form and we endeavor to maintain and administer the ESOP in compliance with all requirements of the Code and ERISA. However, the rules regarding tax-qualified plans, and especially ESOPs, are complex and change frequently. Accordingly, it is possible that the ESOP may not have been and may not in the future be administered in full compliance with all applicable rules under the Code or ERISA.

If the IRS were to determine that the ESOP was not in material compliance with the Code or ERISA, then the ESOP could lose its tax-qualified status and we could be subject to substantial penalties under the Code and/or ERISA, which could have a material adverse effect on our business, financial condition or results of operations. Additionally, any retroactive loss of the ESOP's tax-qualified status would adversely impact our prior treatment as an S Corporation. See "Prior to our initial public offering, we were treated as an S Corporation, and claims of taxing authorities related to our prior status as an S Corporation could have an adverse effect on our business, financial condition and results of operations."

Risks Related to Our Indebtedness

Our Amended and Restated Credit Agreement restricts our ability and the ability of our subsidiaries to engage in some business and financial transactions.

On June 28, 2023, we entered into an amended and restated credit agreement (the Credit Agreement) with certain lenders and Wells Fargo Bank, National Association, the Agent. The Credit Agreement provides for a $250,000,000 revolving credit facility, with a letter of credit sub-facility, and a swingline facility in an aggregate amount of $25,000,000. The Credit Agreement also provides for the availability of incremental facilities to the greater of $100,000,000 and 125% of the Company's twelve month trailing Consolidated EBITDA through an accordion feature. All amounts borrowed under the credit agreement mature on June 28, 2028.

Our Credit Agreement contains a number of covenants that limit our ability and the ability of our subsidiaries to:

- create, incur or assume indebtedness (other than certain permitted indebtedness);

- create or incur liens (other than certain permitted liens);

- make investments (other than certain permitted investments);

- merge or consolidate with another entity;

- make asset dispositions (other than certain permitted dispositions);

- declare or pay any dividend or any other distribution to shareholders;

- enter into transactions with affiliates;

- make certain organizational changes, including changing our fiscal year end or amending our organizational documents;

- enter into any agreement further restricting our ability to create or assume any lien;

- sell notes receivable or accounts receivable except under certain circumstances;

- enter into sale leaseback transactions;

- incur capital expenditures in excess of $35.0 million in any fiscal year;

- permit any person or group other than the ESOP or other employee benefit plan of ours (like our 401(k) plan) to own or control more than 35% of our equity interests; or

- permit our Board of Directors to not be composed of a majority of our continuing directors (i.e., our directors as of September 26, 2019 and any additional or replacement directors that have been approved by at least 51% of the directors then in office).

Our Credit Agreement also requires us to maintain a minimum interest coverage ratio and a consolidated total leverage ratio, and contains certain customary representations and warranties, affirmative covenants and events of default (including, among others, payment default, covenant default, breach of representation or warranty, bankruptcy, cross-default, material ERISA events, material money judgements and failure to maintain subsidiary guarantees). If an event of default occurs under the Credit Agreement, the lenders under the Credit Agreement will be entitled to take various actions, including the acceleration of amounts due thereunder, the termination of such credit facility and all actions permitted to be taken by a secured creditor. Our failure to comply with our obligations under the Credit Agreement may result in an event of default under the Credit Agreement. A default, if not cured or waived, may permit acceleration of our indebtedness. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all.

We are able to incur additional debt, which could reduce our ability to satisfy our current obligations under our existing indebtedness.

At December 31, 2024, we had $79.7 million outstanding under our revolving credit facility. In addition, we may be able to incur significant additional indebtedness in the future, and we may do so, among other reasons, to fund acquisitions as part of our growth strategy. Although the Credit Agreement contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and we could incur substantial additional indebtedness in compliance with these restrictions.

Risks Related to Ownership of Our Common Stock

Your ability to influence corporate matters may be limited because the ESOP and our 401(k) plan own a substantial amount of our stock and continue to have significant influence over us, which may limit your ability to influence the outcome of important transactions, including a change in control.

As of December 31, 2024, our employees and certain former employees, through their interests in the ESOP and the Mayville Engineering Company, Inc. 401(k) Plan (the 401(k) Plan), beneficially owned approximately 28% of the outstanding shares of our common stock. Each participant in the ESOP and the 401(k) Plan is entitled to direct the vote of the shares allocated to his or her accounts, in his or her sole discretion. As a result, our employees and former employees, if acting together, will be able to significantly influence matters requiring approval by our shareholders, including the election of directors, influence over our management and policies and the approval of mergers, acquisitions or other extraordinary transactions. As employees and former employees, the ESOP and 401(k) Plan participants' interests may be contrary to other investors. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our non-ESOP and non-401(k) Plan shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

The Trustees of the ESOP and the 401(k) Plan may have the power to vote a large block of shares on matters presented to shareholders for approval.

ESOP and 401(k) Plan participants have the right to direct the vote of the shares allocated to his or her ESOP and 401(k) Plan accounts. However, if a participant does not timely direct the voting of his or her shares, then (1) GreatBanc Trust Company (the ESOP Trustee) will vote such shares in its independent fiduciary discretion and (2) Principal Trust Company (the 401(k) Plan Trustee) will vote such shares as directed by the 401(k) Plan sponsor, which is the Company. Additionally, the ESOP Trustee and the 401(k) Plan Trustee have fiduciary duties under ERISA which may cause the ESOP Trustee or the 401(k) Plan Trustee to override participants' voting discretions. Consequently, there may be circumstances in which the ESOP Trustee and the 401(k) Plan Trustee have the ability to vote a significant block of shares on matters presented to shareholders for approval. The ESOP and the 401(k) Plan, which as retirement plans have the purpose of providing retirement benefits to current and former employees of the Company and their beneficiaries, may have interests that are different from other investors and may vote in a way with which other shareholders disagree and which may be adverse to other shareholders interests.

The market price of our common stock may be volatile, and you could lose all or part of your investment.

Since our initial public offering in May 2019, the market price of our common stock has been volatile and has been and could continue to be subject to wide fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause investors to lose all or part of their investment in our common stock. Factors that could cause fluctuations in the market price of our common stock include the following: general economic and geopolitical conditions, inflation, interest rates, tariffs, fuel prices, international currency fluctuations and acts of war or terrorism; price and volume fluctuations in the overall stock market from time to time; actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us; changes in the market's expectations about our operating results; changes in our orders in a given period; success of competitors; our operating results failing to meet the expectation of securities analysts or investors in a particular period;

changes in financial estimates and recommendations by securities analysts concerning us or the markets in general; operating and stock price performance of other companies that investors deem comparable to us; our ability to manufacture new and enhanced components for the products of our customers on a timely basis; changes in laws and regulations affecting our business; commencement of, or involvement in, litigation involving us; changes in our capital structure, such as future issuances of securities or the incurrence of additional debt; the volume of securities available for public sale; sales of substantial amounts of our securities by our directors, executive officers or significant shareholders (including our current and former employees via the ESOP and the 401(k) Plan) or the perception that such sales could occur; any major change in our Board of Directors or management; and changes in our investor base.

We do not expect to declare any dividends in the foreseeable future.

The continued operation and growth of our business, including acquisitions and capital expenditures, will require substantial cash. Accordingly, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial condition, any contractual restrictions, our indebtedness, restrictions imposed by applicable law and other factors our Board of Directors deem relevant. Consequently, investors may need to sell all or part of their holdings of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Some provisions of Wisconsin law and our articles of incorporation and bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Our status as a Wisconsin corporation and the anti-takeover provisions of the Wisconsin Business Corporation Law (the WBCL) may discourage, delay or prevent a change in control even if a change in control would be beneficial to our shareholders by prohibiting us from engaging in a business combination with an interested shareholder for a period of three years after the person becomes an interested shareholder. We may engage in a business combination with an interested shareholder after the expiration of the three-year period with respect to that shareholder only if one or more of the following conditions is satisfied: (i) our Board of Directors approved the acquisition of the stock before the date on which the shareholder acquired the shares, (ii) the business combination is approved by a majority of our outstanding voting stock not beneficially owned by the interested shareholder or (iii) the consideration to be received by shareholders meets certain fair prices requirements of the WBCL with respect to form and amount.

In addition, our articles of incorporation and bylaws contain provisions that may make the acquisition of the company more difficult, including the following:

- establishing a classified Board of Directors so that not all members of our Board of Directors are elected at one time, which could delay the ability of shareholders to change the membership of a majority of our Board of Directors;

- authorizing undesignated preferred stock, the terms of which may be established and shares of which may be issued by our Board of Directors without shareholder approval;

- requiring certain procedures to be satisfied in order for a shareholder to call a special meeting of shareholders, including requiring that we receive written demands for a special meeting from holders of 10% or more of all the votes entitled to be cast on any issue proposed to be considered;

- requiring that a director may be removed from office only for "cause" and with the affirmative vote of shareholders holding at least 66 2/3% of the then outstanding shares of stock entitled to vote in the election of directors;

- not providing for cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of stock to elect some directors; and

- establishing advance notice procedures for shareholder proposals or the nomination of candidates for election as directors.

These provisions could have the effect of discouraging, delaying or preventing a transaction involving a change in control of the Company. These provisions could also have the effect of discouraging proxy contests and make it more difficult for shareholders to elect directors of their choosing or prevent us from taking other corporate actions that shareholders may desire.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

The Company is committed to maintaining a strong cybersecurity posture devoting significant resources to cybersecurity and risk management processes to adapt to the rapidly evolving landscape and respond to emerging threats in a timely and effective manner. Our cybersecurity risk management program aligns with the National Institute of Standards and Technology (NIST) framework, which organizes cybersecurity risks into five categories: identify, protect, detect, respond and recover. The Company has designed and implemented cybersecurity policies and procedures for identifying and managing material risk from cybersecurity threats, both internally and related to the use of third-party service providers. We use various tools and methodologies to manage cybersecurity risk that are tested on a regular basis. At the tactical level, our information technology (IT) security team regularly monitors alerts and meets to discuss threat levels, trends and remediation. The Company monitors and evaluates our cybersecurity position and performance on an ongoing basis through regular vulnerability scans, penetration tests and threat intelligence feeds. Additionally, the Company maintains a formal information security training program for all employees that includes training on matters such as phishing, email security best practices and data privacy. To evaluate and enhance our cybersecurity program, it is regularly evaluated by external experts with the results of those reviews reported to senior management and the Audit Committee of our Board of Directors (Audit Committee). We also actively engage with key vendors, industry participants and intelligence and law enforcement communities as part of our continuing efforts to evaluate and enhance the effectiveness of our information security policies and procedures.

Oversight of cybersecurity risk is maintained by the Company's Board of Directors and is supported by the Audit Committee. The Audit Committee is primarily responsible for overseeing our design, execution and administration of the Company's enterprise risk management process, and with regard to cybersecurity risks, setting expectations and accountability for management and reviewing management's assessment of the effectiveness of our cybersecurity controls, including policies and procedures to address our cyber risks and overseeing the Company's cybersecurity disclosures. The Company's information security program is managed by the Company's Chief Information Officer (CIO), whom reports to the Chief Financial Officer (CFO), and whose team is responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture and processes. The CIO periodically briefs the Audit Committee and our CFO, as well as our Chief Executive Officer (CEO), other members of the Board of Directors and other members of our senior management as appropriate. These reports include, but are not limited to, new developments, evolving standards, vulnerability assessments, third-party and independent reviews, threat environment summaries and technological trends. In the event of a potentially material cybersecurity incident, the CIO will meet with the Company's Audit Committee, CEO, CFO, legal counsel and any other members of senior management as appropriate to review the cybersecurity event, perform a materiality analysis and, if appropriate, identify any information required to be disclosed in a Current Report on Form 8-K.

As of the date of this report, the Company is not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition. However, there can be no assurances that a cybersecurity threat or incident that could have a material impact on the Company will not occur in the future. In response to the rapidly evolving cyber threat environment, the Company continues to invest in data security and system resiliency. See also Item 1A, "Risk Factors" for additional discussion regarding risks related to information technology systems.

Item 2. Properties.

We maintain owned and leased manufacturing and office facilities throughout the U.S. The Company's corporate office is located in Milwaukee, Wisconsin. We believe that our facilities are sufficient to meet our current and near-term manufacturing needs.

Facility	Description of Use	Approximate Square Feet	Ownership
1. Mayville, WI	Manufacturing	340,000	Owned
2. Beaver Dam, WI	Manufacturing	303,000	Owned
3. Fond du Lac, WI	Manufacturing	299,000	Owned
4. Hazel Park, MI	Manufacturing	263,000 [(1)]	Leased
5. Defiance, OH	Manufacturing	250,000	Owned
6. Defiance, OH	Manufacturing	192,000	Owned
7. Heber Springs, AR	Manufacturing	190,000	Owned
8. Bedford, PA	Manufacturing	181,000	Leased
9. Mayville, WI	Manufacturing	167,000	Owned
10. Beaver Dam, WI	Manufacturing	163,000	Owned
11. Wautoma, WI	Held for Sale	157,000 [(2)]	Owned
12. Atkins, VA	Manufacturing	150,000	Owned
13. Byron Center, MI	Manufacturing	138,000	Leased
14. Defiance, OH	Manufacturing	90,000	Leased
15. Greenville, MS	Manufacturing	76,000	Leased
16. Wayland, MI	Manufacturing	75,000	Leased
17. Neillsville, WI	Manufacturing	58,000	Owned
18. Vanderbilt, MI	Manufacturing	50,000	Owned
19. Neillsville, WI	Manufacturing	42,000	Owned
20. Vanderbilt, MI	Manufacturing	40,000	Owned
21. Piedmont, MI	Manufacturing	34,000	Leased
22. Milwaukee, WI	Corporate Headquarters	17,000	Leased
23. Fond du Lac, WI	Manufacturing	— [(3)]	Owned
TOTAL		**3,275,000**	

[(1)] Excludes approximately 182,000 square feet of subleased manufacturing space starting in June 2022.
[(2)] Facility held for sale as of December 31, 2024.
[(3)] Excludes approximately 23,000 square feet of owned manufacturing space that is leased to a non-related party starting in September 2023.

Item 3. Legal Proceedings.

From time to time, we may be a party to litigation and subject to claims incident to the ordinary course of business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. Also see Note 9 – Commitments and Contingencies in the Notes to Consolidated Financial Statements for additional information.

Item 4. Mine Safety Disclosures.

Not applicable.

Information About Our Executive Officers

The following table sets forth certain information as of February 1, 2025, regarding our executive officers:

Name	Age	Position
Jagadeesh (Jag) A. Reddy	53	President and Chief Executive Officer
Todd M. Butz	53	Chief Financial Officer
Ryan F. Raber	42	Executive Vice President - Strategy, Sales & Marketing
Sean P. Leuba	54	Senior Vice President - Corporate Development and General Counsel
Rachele M. Lehr	48	Chief Human Resources Officer

Jagadeesh A. Reddy joined our company as President, Chief Executive Officer and as a member of the Board of Directors in July 2022. Before joining our company, Mr. Reddy was a member of the senior leadership team at W.R. Grace where he was responsible for the Strategy and Growth function as well as Managing Director of Advanced Refining Technologies LLC (ART), Grace's global joint venture with Chevron. Mr. Reddy previously served as Vice President and General Manager, Water Technologies Strategic Business Unit, and Vice President, Corporate Strategy at Pentair PLC. Prior to Pentair PLC, he held strategy and business leadership roles at ITT Corporation, and its spin-off, Xylem Inc, spent time in M&A roles with United Technologies Corp, product management roles with Danaher Corporation and started his career in manufacturing operations at Denso Corporation. Mr. Reddy earned a Master of Business Administration in Finance and Strategy from the Kellogg School of Management and a Master's in Engineering Management from the McCormick School of Engineering, both at Northwestern University. He also holds a Master's in Industrial Engineering from the University of Tennessee, and a Bachelor's in Mechanical Engineering from a university in India.

Todd M. Butz joined our company in 2008 and has served as our Chief Financial Officer since January 2014. Mr. Butz also currently serves and has served on various non-profit boards. Prior to joining our company, Mr. Butz spent time in various roles including Manager of Worldwide Financial Reporting at Mercury Marine, a subsidiary of the Brunswick Corporation, and Audit Supervisor at Schenck Business Solutions, now Clifton Larsen Allen. Mr. Butz earned a Bachelor of Science in Accounting and Business Management from Marian University and is currently a licensed certified public accountant.

Ryan F. Raber joined our company in 2009 and has served as our Executive Vice President – Strategy, Sales & Marketing since June 2019. Prior to serving in his current position, Mr. Raber served as our Executive Vice President – Sales & Marketing beginning in November 2018 and as our Vice President of Sales & Marketing beginning in August 2013. Mr. Raber earned a Masters of Business Administration from the University of Wisconsin-Madison and a Bachelor of Science in Mechanical Engineering from Purdue University.

Sean P. Leuba joined our company in January 2023 as Senior Vice President – Corporate Development and General Counsel. Before joining our company, Mr. Leuba was the Head of Corporate Development for Caterpillar Inc. Previously, Mr. Leuba served in multiple progressively senior roles, including as General Manager, Caterpillar Electric Power Division and General Manager, Caterpillar Remanufactured Products Division. Prior to joining Caterpillar, Mr. Leuba practiced law with Arnold & Porter in its Washington, D.C. office focusing on corporate, securities, mergers & acquisitions and venture capital. Mr. Leuba earned a Master of Business Administration in Finance from the University of Chicago, a Juris Doctor from the Washington and Lee University School of Law, and a Bachelor of Arts from the University of Maryland Baltimore County.

Rachele M. Lehr joined our company in March 2023 as Chief Human Resources Officer. Prior to joining our company, Ms. Lehr spent nearly 15 years at Briggs & Stratton where she held senior finance and corporate roles of increasing scope and complexity, including Senior Vice President of Human Resources and Administration, Director of Human Resources and Controller for a $600 million international business. Prior to joining Briggs & Stratton, Ms. Lehr served as Sales Controller for Bar-S Foods (A Sigma Company) and started her career at PricewaterhouseCoopers LLP, a public accounting firm. Ms. Lehr earned a Bachelor of Science in Business Administration with a Major in Accounting from Marquette University and is a certified public accountant (currently inactive).

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Price Information

Our common stock is traded on the New York Stock Exchange under the symbol MEC. As of February 1, 2025, there were seven registered shareholders of record of our common stock and thousands of beneficial holders of our common stock, including all the participants in our ESOP and many participants in our 401(k) Plan.

We have never declared or paid any cash dividends on our common stock. We intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination as to the declaration and payment of dividends will be at the discretion of our Board of Directors and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our Board of Directors considers relevant. In addition, the terms of the Credit Agreement restrict our ability to pay cash dividends to the holders of our common stock.

Issuer Purchases of Equity Securities

The table below sets forth information with respect to purchases we made of shares of our common stock during the three months ended December 31, 2024:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [1]	Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [1]
October 2024	—	$ —	—	$ 23,004,056
November 2024	172,621	$ 17.35	172,621	$ 20,008,251
December 2024	52,759	$ 17.13	52,759	$ 19,104,268
Total	225,380		225,380	

---

[1] On October 26, 2023, the Board of Directors approved a new share repurchase program of up to $25 million of shares through 2026. The new share repurchase program replaced the prior program.

Stock Performance Graph

The following graph compares the total return on our common stock between January 1, 2020 and December 31, 2024 with similar returns on the Standard & Poor's (S&P) SmallCap 600 Index and the Dow Jones Industrial Average Index. The graph assumes a $100 investment with the reinvestment of any dividends.

COMPARISON OF CUMULATIVE TOTAL RETURN
Among Mayville Engineering Company, Inc., the S&P SmallCap 600 Index and
The Dow Jones Industrial Average



	1/1/2020	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
Mayville Engineering Company, Inc.	$ 100.00	$ 143.07	$ 158.96	$ 134.97	$ 153.73	$ 167.59
S&P SmallCap 600	$ 100.00	$ 109.57	$ 137.26	$ 113.35	$ 129.09	$ 137.90
Dow Jones Industrial Average	$ 100.00	$ 107.25	$ 127.33	$ 116.15	$ 132.07	$ 149.08

Securities Authorized For Issuance Under Equity Compensation Plans

See Part III, Item 12, of this Annual Report on Form 10-K for certain information regarding our equity compensation plans.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations is intended to assist in understanding and assessing the trends and significant changes in our results of operations and financial condition. Historical results may not be indicative of future performance. This discussion includes forward-looking statements that reflect our plans, estimates and beliefs. Such statements involve risks and uncertainties. Our actual results may differ materially from those contemplated by these forward-looking statements as a result of various factors, including those set forth in "Risk Factors" in Part I, Item 1A and "Cautionary Statement Regarding Forward-Looking Statements" of this Annual Report on Form 10-K. This discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto included in Part II, Item 8 of this Annual Report on Form 10-K. In this discussion, we use certain financial measures that are not prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Explanation of these non-GAAP financial measures and reconciliation to the most directly comparable GAAP financial measures are included in this Management's Discussion and Analysis of Financial Condition and Results of Operations. Investors should not consider non-GAAP financial measures in isolation or as substitutes for financial information presented in compliance with GAAP.

All amounts are presented in thousands except share amounts, per share data, years and ratios.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts and disclosures. Therefore, these estimates and assumptions affect reported amounts of assets, liabilities, revenue, expenses, and associated disclosures of contingent liabilities. Critical accounting estimates are those estimates that, in management's view, are most important in the portrayal of our financial condition and results of operations. Management evaluates these estimates on an ongoing basis, using historical experience, consultation with third parties, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates. Any effects on our business, financial position, or results of operations resulting from revisions to these estimates are recognized in the accounting period in which the facts that give rise to the revision become known. The methods, estimates, and judgments that we use in applying our accounting estimates have a significant impact on the results that we report in our financial statements. These critical accounting estimates require us to make difficult and subjective judgments, often as a result of the need to make estimates regarding matters that are inherently uncertain. Those critical accounting estimates that require the most significant judgment or involve the selection or application of alternative accounting policies and are material to our consolidated financial statements are discussed further below.

Business Combinations

We record assets acquired and liabilities assumed in a business combination under the acquisition method of accounting where consideration is first assigned to identifiable assets and liabilities based on estimated fair values, with any excess recorded as goodwill. During the measurement period, which is up to one year from the acquisition date, we may adjust provisional amounts that were recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date.

Determining the fair value of assets acquired and liabilities assumed requires significant judgment, including the selection of valuation methodologies. For our recent acquisition, fair value estimates of acquired property and equipment were based on independent appraisals that gave consideration to the highest and best use of the assets. The land, buildings, and improvements; and other property and equipment appraisals used one, or a combination, of the cost, market or sales comparison approaches. Significant estimates and assumptions, including recent sales prices of similar equipment, asset condition, and current and anticipated market trends, were used in determining the fair values of these assets. The assistance of an independent third-party valuation firm was used to determine the fair values and useful lives of the finite-lived intangible assets, including customer relationships and developed technology. Valuation methods used were based on management's forecasted cash inflows and outflows and using a relief from royalty method for developed technologies and the multi-period excess earnings method for customer relationships. Assumptions used in the intangible valuations include forecasted revenue growth rates, discounted future cash flows and the weighted average cost of capital of a select peer group.

Goodwill, Intangible Assets and Other Long-Lived Assets

Our long-lived assets consist primarily of property, equipment, purchased intangible assets and goodwill. The valuation and the impairment testing of these long-lived assets involve significant judgments and assumptions, particularly as they relate to the identification of reporting units, asset groups and the determination of fair value.

We test our tangible and intangible long-lived assets subject to amortization for impairment whenever facts and circumstances indicate that the carrying amount of an asset may not be recoverable. We test goodwill and indefinite lived intangible assets for impairment annually, or more frequently if triggering events occur indicating that there may be impairment.

We have recorded goodwill and perform testing for potential goodwill impairment at a reporting unit level. A reporting unit is an operating segment, or a business unit one level below an operating segment for which discrete financial information is available, and for which management regularly reviews the operating results. Additionally, components within an operating segment can be aggregated as a single reporting unit if they have similar economic characteristics. We have concluded we have one reporting unit.

We determine the fair value of our reporting unit using an income approach. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. The income approach is dependent on several key management assumptions, including estimates of future sales, gross margins, operating costs, interest expense, income tax rates, capital expenditures, changes in working capital requirements and the weighted average cost of capital or the discount rate. Discount rate assumptions include an assessment of the risk inherent in the future cash flows of the reporting unit. Expected cash flows used under the income approach are developed in conjunction with our budgeting and forecasting process.

We test our goodwill for impairment on an annual basis, and more frequently if events or changes in circumstances indicate that it might be impaired. For the years ended December 31, 2024 and 2023, there were no events or changes in circumstances that would indicate an impairment of our goodwill.

Changes to management assumptions and estimates utilized in the income approach could negatively impact the fair value conclusions for our reporting unit resulting in goodwill impairment. All key assumptions and valuations are determined by and are the responsibility of management. The factors used in the impairment analysis are inherently subject to uncertainty. We believe that the estimates and assumptions are reasonable to determine the fair value of our reporting unit, however, if actual results are not consistent with these estimates and assumptions, goodwill and other intangible assets may be overstated which could trigger an impairment charge.

For impairment testing of long-lived assets, we identify asset groups at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flow expected to be generated by the assets. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset group. For the year ended December 31, 2024 and 2023, there were no events or changes in circumstances that indicated a material impairment of our long-lived assets.

Determining the useful life of an intangible asset also requires judgment. Certain intangible assets are expected to have indefinite lives based on their history and our plans to continue to support and build the acquired brands. Other acquired intangible assets such as customer relationships, trade names, and non-compete agreements are expected to have determinable useful lives. The costs of determinable-lived intangibles are amortized to expense over their estimated lives.

Overview

MEC is a leading U.S.-based vertically-integrated, value-added manufacturing partner providing a full suite of manufacturing solutions from concept to production, including design, prototyping and tooling, fabrication, aluminum extrusion, coating, assembly and aftermarket components. Our customers operate in diverse end markets, including heavy- and medium-duty commercial vehicles, construction & access equipment, powersports, agriculture, military and other end markets. We have developed long-standing relationships with our blue-chip customers based upon our commitment to "Unmatched Excellence".

Our one operating segment focuses on producing metal components that are used in a broad range of heavy- and medium-duty commercial vehicles, construction & access equipment, powersports, agricultural, military and other products.

Macroeconomic Conditions

The broader market dynamics over the past few years have resulted in impacts to the Company, elevated interest rates, inconsistent customer demand, material cost inflation and labor availability. The Company expects some of these dynamics to continue in 2025 and could continue to have an impact on demand, material costs and labor.

How We Assess Performance

Net Sales. Net sales reflect sales of our components and products net of allowances for returns and discounts. In addition to the current macroeconomic conditions, several factors affect our net sales in any given period, including weather, timing of acquisitions and the production schedules of our customers. Net sales are recognized at the time of shipment or at delivery to the customer.

Manufacturing Margins. Manufacturing margins represents net sales less cost of sales. Cost of sales consists of all direct and indirect costs used in the manufacturing process, including raw materials, labor, equipment costs, depreciation, lease expenses, subcontract costs and other directly related overhead costs. Our cost of sales is directly affected by the fluctuations in commodity prices, primarily sheet steel and aluminum, but these changes are largely mitigated by contractual agreements with our customers that allow us to pass through these price variations based upon certain market indexes.

Depreciation and Amortization. We carry property, plant and equipment on our balance sheet at cost, net of accumulated depreciation. Depreciation on property, plant and equipment is computed on a straight-line basis over the estimated useful life of the asset. The periodic expense related to leasehold improvements and intangible assets is depreciation and amortization expense, respectively. Leasehold improvements are depreciated over the lesser of the life of the underlying asset or the remaining lease term. Our intangible assets were recognized as a result of certain acquisitions and are generally amortized on a straight-line basis over the estimated useful lives of the assets.

Other Selling, General, and Administrative Expenses. Other selling, general and administrative expenses consist primarily of salaries and personnel costs for our sales and marketing, finance, human resources, information systems, administration and certain other managerial employees and certain corporate level administrative expenses such as incentive compensation, audit, accounting, legal and other consulting and professional services, travel, and insurance.

Other Key Performance Indicators

EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow

EBITDA represents net income before interest expense, provision for income taxes, depreciation and amortization. EBITDA Margin represents EBITDA as a percentage of net sales for each period.

Adjusted EBITDA represents EBITDA before CEO transition costs, loss on extinguishment of debt, Mid-States Aluminum (MSA) acquisition related costs, stock-based compensation expense, field replacement claim, legal costs due to former fitness customer, costs recognized on step-up of MSA acquired inventory, impairment of long-lived assets and gain on contracts specifically purchased to meet obligations under the agreement with our former fitness customer, Wautoma restructuring charges, Chief Operating Officer (COO) restructuring costs and gain on lawsuit settlement. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of net sales for each period.

Free cash flow represents net cash provided by operating activities less cash flow used in the purchase of property, plant and equipment.

These metrics are supplemental measures of our operating performance that are neither required by, nor presented in accordance with, GAAP. These measures should not be considered as an alternative to net income or any other performance measure derived in accordance with GAAP as an indicator of our operating performance. We present EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow as management uses these measures as key performance indicators, and we believe they are measures frequently used by securities analysts, investors and other parties to evaluate companies in our industry. These measures have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under GAAP.

Our calculation of EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow may not be comparable to the similarly named measures reported by other companies. Potential differences between our measures of EBITDA and Adjusted EBITDA compared to other similar companies' measures of EBITDA and Adjusted EBITDA may include differences in capital structure and tax positions.

The following table presents a reconciliation of net income and comprehensive income, the most directly comparable measure calculated in accordance with GAAP, to EBITDA and Adjusted EBITDA, and the calculation of EBITDA Margin and Adjusted EBITDA Margin for each of the periods presented.

	Twelve Months Ended December 31,					
		2024		2023		2022
Net income and comprehensive income	$	25,968	$	7,844	$	18,727
Interest expense		10,989		11,092		3,380
Provision for income taxes		7,596		1,039		3,667
Depreciation and amortization		37,588		35,080		29,311
EBITDA		82,141		55,055		55,085
CEO transition costs [1]		—		—		1,512
Loss on extinguishment of debt [2]		—		216		—
MSA acquisition related costs [3]		—		1,411		—
Stock-based compensation expense [4]		5,186		4,485		3,759
Field replacement claim [5]		—		490		—
Hazel Park transition and legal costs due to former fitness customer [6]		2,088		2,650		4,768
Costs recognized on step-up of MSA acquired inventory [7]		—		891		—
Impairment of long-lived assets and (gain) on contracts [8]		—		—		(4,346)
COO restructuring costs [9]		—		855		—
Wautoma restructuring charges [10]		492		—		—
Gain on lawsuit settlement [11]		(25,500)		—		—
Adjusted EBITDA	$	64,407	$	66,053	$	60,778
Net sales	$	581,604	$	588,425	$	539,392
EBITDA Margin		14.1 %		9.4 %		10.2 %
Adjusted EBITDA Margin		11.1 %		11.2 %		11.3 %

[1] Costs, primarily professional services and legal fees, associated with the retirement and replacement of the former CEO.

[2] Unamortized debt issue costs written off from the prior five-year credit agreement attributable to lenders that are no longer included in the amended and restated credit agreement or decreased their capacity in the amended and restated credit agreement.

[3] Transaction costs, primarily legal and professional services, related to the acquisition of MSA.

[4] Non-cash employee compensation based on the value of common stock issued pursuant to the 2019 Omnibus Incentive Plan.

[5] Represents a one-time charge related to a COVID related sourcing issue that caused the Company to change suppliers and ultimately lead to a product being produced outside of customer specifications. These costs are not expected to be incurred on an ongoing basis and therefore are not indicative of ongoing operations.

[6] Costs incurred to re-purpose the Hazel Park facility from products for the former fitness customer use to general use for the time period through July 31, 2022, and legal costs associated with the enforcement of the Company's supply contract with the former fitness customer.

[7] Expense associated with the recognized fair value step-up of inventory in correlation with the MSA acquisition.

[8] Gain on the sale of the fixed assets that were previously impaired as a result of the change in forecast of our former fitness customer.

[9] Restructuring costs associated with the separation of the former COO. See Note 19 within the Notes to Consolidated Financial Statements for additional detail.

[10] Restructuring charges related to the closure of the Wautoma facility. See Note 19 within the Notes to Consolidated Financial Statements for additional detail.

[11] Payment received from the former fitness customer resolving a previously disclosed lawsuit. See Note 9 within the Notes to Consolidated Financial Statements for additional detail.

The following table presents a reconciliation of net cash provided by operating activities, the most directly comparable measure calculated in accordance with GAAP, to free cash flow for each of the periods presented.

	Twelve Months Ended December 31,					
	2024		**2023**		**2022**	
Net cash provided by operating activities	$	89,807	$	40,363	$	52,426
Less: Capital expenditures		12,098		16,598		58,610
Free cash flow	$	77,709	$	23,765	$	(6,184)

Free Cash Flows Analysis Twelve Months Ended December 31, 2024 Compared to Twelve Months Ended December 31, 2023

Free cash flow for the year ended December 31, 2024 was $77,709 as compared to $23,765 for the twelve months ended December 31, 2023, an increase of $53,944 or 227.0%. The increase in free cash flow was primarily due to an increase in cash provided by operating activities and a decrease in capital expenditures. Please see the "Liquidity and Capital Resources" section below for further information.

Free Cash Flows Analysis Twelve Months Ended December 31, 2023 Compared to Twelve Months Ended December 31, 2022

Free cash flow for the year ended December 31, 2023 was $23,765 as compared to ($6,184) for the twelve months ended December 31, 2022, an increase of $29,949. The increase in free cash flow was primarily due to less capital investments in 2023 due to the completion of the capital investment in the Company's Hazel Park, MI facility at the end of 2022, partially offset by a decrease in operating activities, mainly due to a payout of deferred compensation to a retired Company executive in 2023.

Consolidated Results of Operations

A discussion regarding our financial condition and results of operations for the twelve months ended December 31, 2024 compared to the twelve months ended December 31, 2023 is presented below. A discussion regarding our financial condition and results of operations for the twelve months ended December 31, 2023 compared to the twelve months ended December 31, 2022 can be found under Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," in our Annual Report on the Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 6, 2024 and is available on the SEC's website at www.sec.gov, as well as our website at www.ir.mecinc.com.

Twelve Months Ended December 31, 2024 Compared to Twelve Months Ended December 31, 2023

	Year Ended December 31,					
	2024		2023		Increase (Decrease)	
	Amount	% of Net Sales	Amount	% of Net Sales	Amount Change	% Change
Net sales	$ 581,604	100.0 %	$ 588,425	100.0 %	$ (6,821)	(1.2)%
Cost of sales	510,507	87.8 %	518,722	88.2 %	(8,215)	(1.6)%
Manufacturing margins	71,097	12.2 %	69,703	11.8 %	1,394	2.0 %
Amortization of intangible assets	6,933	1.2 %	7,742	1.3 %	(809)	(10.4)%
Profit sharing, bonuses and deferred compensation	13,593	2.3 %	11,588	2.0 %	2,005	17.3 %
Other selling, general and administrative expenses	31,518	5.4 %	30,182	5.1 %	1,336	4.4 %
Gain on lawsuit settlement	(25,500)	(4.4)%	—	— %	(25,500)	NM
Income from operations	44,553	7.7 %	20,191	3.4 %	24,362	120.7 %
Interest expense	(10,989)	1.9 %	(11,092)	1.9 %	(103)	(0.9)%
Loss on extinguishment of debt	—	— %	(216)	0.0 %	(216)	(100.0)%
Provision for income taxes	7,596	1.3 %	1,039	0.2 %	6,557	631.1 %
Net income and comprehensive income	$ 25,968	4.5 %	$ 7,844	1.3 %	$ 18,124	231.1 %
EBITDA	$ 82,141	14.1 %	$ 55,055	9.4 %	$ 27,086	49.2 %
Adjusted EBITDA	$ 64,407	11.1 %	$ 66,053	11.2 %	$ (1,646)	(2.5)%

Net Sales. Net sales were $581,604 for the twelve months ended December 31, 2024 as compared to $588,425 for the twelve months ended December 31, 2023, a decrease of $6,821, or 1.2%. This decrease was primarily due to softening demand within the second half of the current year in all our key end markets, customer de-stocking channel inventory and the foreseen roll-off of certain military aftermarket programs at the end of 2023. These items were partially offset by incremental volumes from new program wins and the acquisition of MSA in the third quarter of the prior year.

Manufacturing Margins. Manufacturing margins were $71,097 for the twelve months ended December 31, 2024 as compared to $69,703 for the twelve months ended December 31, 2023, an increase of $1,394, or 2.0%. The increase was primarily driven by MBX initiatives, commercial pricing actions and cost reduction actions, most notably, a 12% reduction in the Company's labor force which occurred in the third quarter of 2024.

Manufacturing margin percentages were 12.2% for the twelve months ended December 31, 2024 as compared to 11.8% for the twelve months ended December 31, 2023, an increase of 0.4%. The increase was attributable to the items discussed in the preceding paragraph.

Amortization of Intangible Assets. Amortization of intangible assets were $6,933 for the twelve months ended December 31, 2024 as compared to $7,742 for the twelve months ended December 31, 2023, a decrease of $809, or 10.4%. The decrease was due to the full amortization of certain intangible assets in prior periods, slightly offset by the full year of amortization expense in 2024 associated with the identifiable intangible assets from the MSA acquisition.

Profit Sharing, Bonuses and Deferred Compensation Expenses. Profit sharing, bonuses and deferred compensation expenses were $13,593 for the twelve months ended December 31, 2024 as compared to $11,588 for the twelve months ended December 31, 2023, an increase of $2,005, or 17.3%. The increase was primarily driven by higher bonus accruals aligning with the Company's attainment of certain financial performance targets for the current year period and higher stock-based compensation expense due to higher forfeitures of unvested awards in the prior year period.

Other Selling, General and Administrative Expenses. Other selling, general and administrative expenses were $31,518 for the twelve months ended December 31, 2024 as compared to $30,182 for the twelve months ended December 31, 2023, an increase of $1,336, or 4.4%. The increase was predominantly attributable to higher costs related to compliance requirements and annual wage inflation, partially offset by lower legal fees associated with the litigation against the former fitness customer and non-recurring professional fees related to the MSA acquisition during the prior year period.

Gain on Lawsuit Settlement. On October 28, 2024, the Company and a former fitness customer entered into a formal Settlement Agreement (the "Agreement") resolving a previously disclosed lawsuit. Under the terms of the Agreement, the Company and the former fitness customer agreed to dismiss the lawsuit and exchange mutual releases, and MEC received a gross payment of $25,500 from the former fitness customer in the fourth quarter of the current year. See Note 9 within the Notes to Consolidated Financial Statements for additional information regarding the lawsuit.

Interest Expense. Interest expense was $10,989 for the twelve months ended December 31, 2024 as compared to $11,092 for the twelve months ended December 31, 2023, a decrease of $103, or 0.9%. The decrease is due to lower average debt levels on our revolver as compared to the prior year period.

Provision for Income Taxes. Income tax expense was $7,596 for the twelve months ended December 31, 2024 as compared to $1,039 for the twelve months ended December 31, 2023, an increase of $6,557 or 631.1%. The increase is primarily due to the gain on lawsuit settlement in the current year period, partially offset by an increased tax benefit associated with stock-based compensation option exercises. See Note 8 of the Consolidated Financial Statements for further details.

Due to the factors described in the preceding paragraphs, net income and comprehensive income, EBITDA, and EBITDA Margin increased while Adjusted EBITDA and Adjusted EBITDA Margin decreased during 2024.

Liquidity and Capital Resources

The following is a summary of our cash flows from operating, investing, and financing activities, as reflected in the Consolidated Statement of Cash Flows:

	Twelve Months Ended December 31,		
	2024	2023	2022
Net cash provided by operating activities	$ 89,807	$ 40,363	$ 52,426
Net cash used in investing activities	(11,712)	(104,132)	(50,668)
Net cash provided by (used in) financing activities	(78,561)	64,314	(1,749)
Net change in cash	$ (466)	$ 545	$ 9

Cash Flows Analysis Twelve Months Ended December 31, 2024 Compared to Twelve Months Ended December 31, 2023

Operating Activities. Cash provided by operating activities was $89,807 for the twelve months ended December 31, 2024 as compared to $40,363 for the twelve months ended December 31, 2023. Of the $49,444 increase in operating cash flows, $17,562 is due to a payout of deferred compensation to a retired Company executive made in the prior year period. The remaining increase of $31,882 was primarily due to the lawsuit settlement payment of $25,500 and changes in net working capital items. The primary increases associated with working capital changes include a decrease in accrued liabilities in the prior year as part of a 401(k) Plan amendment, the utilization of income tax net operating losses and tax credit carryforwards and a decrease in cash used for accounts payable due to the timing of supplier payments positively impacted cash provided by operating activities for the current year period.

Investing Activities. Cash used in investing activities was $11,712 for the twelve months ended December 31, 2024, as compared to $104,132 for the twelve months ended December 31, 2023. The $92,420 decrease in cash used in investing activities was mainly due to the acquisition of MSA that used cash of $88,593 and was completed on July 1, 2023, along with a decrease in capital expenditures.

Financing Activities. Cash used in financing activities was $78,561 for the twelve months ended December 31, 2024, as compared to cash provided by financing activities of $64,314 for the twelve months ended December 31, 2023. The change was primarily due to the debt repayments in excess of borrowings during the current year period and the withdrawal of funds used to purchase MSA in the prior year period. Additionally, under the share repurchase plan, the Company purchased $5,896 of common stock in 2024 as compared to $2,661 of its common stock in 2023. The Company's decision to repurchase additional shares in 2025 will depend on business conditions, free cash flow generation, other cash requirements and stock price. See Part II, Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities for additional information regarding share repurchases.

Amended and Restated Credit Agreement

On June 28, 2023, we entered into an amended and restated credit agreement (the Credit Agreement) with certain lenders and Wells Fargo Bank, National Association, the Agent. The Credit Agreement provides for a $250,000 revolving credit facility, with a letter of credit sub-facility, and a swingline facility in an aggregate amount of $25,000. The Credit Agreement also provides for the availability of incremental facilities to the greater of $100,000 and 125% of the Company's twelve month trailing Consolidated EBITDA through an accordion feature. All amounts borrowed under the credit agreement mature on June 28, 2028.

Borrowings under the Credit Agreement bear interest at a fluctuating secured overnight financing rate (SOFR) plus an applicable margin based on the current consolidated total leverage ratio (which may be adjusted for certain reserve requirements), plus 1.25% to 2.75% depending on the current Consolidated Total Leverage Ratio (as defined in the Credit Agreement). Under certain circumstances, we may not be able to pay interest based on SOFR. If that happens, we will be required to pay interest at the Base Rate, which is the sum of (a) the higher of (i) the Prime Rate (as publicly announced by the Agent from time to time), (ii) the Federal Funds Rate plus 0.50%, and (iii) Adjusted Term SOFR for a one-month tenor in effect on such day plus 1.00%. The Credit Agreement also includes provisions for determining a replacement rate when SOFR is no longer available.

At December 31, 2024, the interest rate on outstanding borrowings under our revolving credit facility was 6.55%. We had availability of $170,275 under the revolving credit facility at December 31, 2024.

We must pay a commitment fee of 0.20% to 0.35% per annum on the average daily unused portion of the aggregate unused revolving commitments under the Credit Agreement. We must also pay fees as specified in the Fee Letter (as defined in the Credit Agreement) and with respect to any letters of credit issued under the Credit Agreement.

The Credit Agreement contains usual and customary negative covenants for agreements of this type, including, but not limited to, restrictions on our ability to, subject to certain exceptions, create, incur or assume indebtedness; create, incur, assume or suffer to exist liens; make certain investments; allow our subsidiaries to merge or consolidate with another entity; make certain asset dispositions; pay certain dividends or other distributions to shareholders; enter into transactions with affiliates; enter into sale leaseback transactions; and exceed the limits on annual capital expenditures. The Credit Agreement also requires us to satisfy certain financial covenants, including a minimum interest coverage ratio of 3.00 to 1.00. At December 31, 2024, our interest coverage ratio was 4.62 to 1.00. The Credit Agreement also requires us to maintain a consolidated total leverage ratio not to exceed 3.50 to 1.00. As of December 31, 2024, our consolidated total leverage ratio was 1.28 to 1.00.

The Credit Agreement includes customary events of default, including, among other things, payment default, covenant default, breach of representation or warranty, bankruptcy, cross-default, material ERISA events, material money judgments, and failure to maintain subsidiary guarantees. If an event of default occurs, the Agent will be entitled to take various actions, including the acceleration of amounts due under the Credit Agreement, termination of the credit facility, and all other actions permitted to be taken by a secured creditor.

Other Debt

Additionally, the Company has a Fond du Lac County and Fond du Lac Economic Development Corporation term note (Fond du Lac Term Note). The Fond du Lac Term Note is secured by a security agreement, payable in annual installments of $500 plus interest at 2.00% and is due in full in December 2028. The balance outstanding as of December 31, 2024 was $1,875, with the short-term and long-term balance of $500 and $1,375, respectively, recorded in other current liabilities and other long-term liabilities in the Consolidated Balance Sheets.

Capital Requirements and Sources of Liquidity

During the twelve months ended December 31, 2024 and 2023, our capital expenditures were $12,098 and $16,598, respectively. The decrease of $4,500 was driven by the Company controlling its spend due to the end market demand softening. Capital expenditures for the full year 2025 are expected to be between $13,000 and $17,000.

We have historically relied upon cash available through credit facilities, in addition to cash from operations, to finance our working capital requirements and to support our growth. At December 31, 2024, we had immediate availability of $170,275 through our revolving credit facility and the availability of incremental facilities to the greater of $100,000 and 125% of the Company's twelve month trailing Consolidated EBITDA through an accordion feature under our Credit Agreement, subject to the covenants under the Credit Agreement. We regularly monitor potential capital sources, including equity and debt financings, in an effort to meet our planned capital expenditures and liquidity requirements. Our future success will be highly dependent on our ability to access outside sources of capital. We will continue to have access to the availability currently provided under the Credit Agreement as long as we remain compliant with the financial covenants. Based on our estimates at this time, we expect to be in compliance with these financial covenants through 2025 and the foreseeable future.

We believe that our operating cash flow and available borrowings under the Credit Agreement are sufficient to fund our operations for 2025 and beyond. However, future cash flows are subject to a number of variables, and additional capital expenditures will be required to conduct our operations. There can be no assurance that operations and other capital resources will provide cash in sufficient amounts to maintain planned or future levels of capital expenditures. In the event we make one or more acquisitions and the amount of capital required is greater than the amount we have available for acquisitions at that time, we could be required to reduce the expected level of capital expenditures and/or seek additional capital. If we seek additional capital, we may do so through borrowings under the Credit Agreement, joint ventures, asset sales, offerings of debt or equity securities or other means. We cannot guarantee that this additional capital will be available on acceptable terms or at all. If we are unable to obtain the funds we need, we may not be able to complete acquisitions that may be favorable to us or finance the capital expenditures necessary to conduct our operations.

Contractual Obligations

The following table presents our obligations and commitments to make future payments under contracts and contingent commitments at December 31, 2024:

| | Total | Payments Due by Period | | | |
		2025	2026 – 2027	2028 – 2029	Thereafter
Long-term debt principal payment obligations [1]	$ 81,600	$ 500	$ 1,000	$ 80,100	$ —
Forecasted interest on debt payment obligations [2]	20,407	6,367	11,196	2,844	—
Finance lease obligations [3]	730	434	296	—	—
Operating lease obligations [3]	33,480	5,765	11,028	8,813	7,874
Total	$ 136,217	$ 13,066	$ 23,520	$ 91,757	$ 7,874

[1] Principal payments under the Company's Credit Agreement, which expires in 2028 and the Fond du Lac Term Note, which is due in full in December 2028.

[2] Forecasted interest on debt obligations are based on the debt balance, interest rate, and unused fee of the Company's revolving credit facility and debt balance and interest rate of the Company's Fond due Lac Term Note.

[3] See Note 5 – Leases in the Notes to Consolidated Financial Statements for additional information.

Capital expenditures for the full year 2025 are expected to be between $13,000 and $17,000.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risk from changes in customer forecasts, interest rates, and, to a lesser extent, commodities. To reduce such risks, we selectively use financial instruments and other proactive management techniques.

Customer Forecasts

The use and consumption of our components, products and services fluctuates depending on order forecasts we receive from our customers. These order forecasts can change dramatically from quarter-to-quarter dependent upon the respective markets that our customers provide products in.

Interest Rate Risk

We are exposed to interest rate risk on certain of our short- and long-term debt obligations used to finance our operations and acquisitions. We have SOFR-based floating rate borrowings under the Credit Agreement, which exposes us to variability in interest payments due to changes in the referenced interest rates.

The amount borrowed under our revolving credit facility under the Credit Agreement was $79.7 million with an interest rate of 6.55% as of December 31, 2024. Please see "Liquidity and Capital Resources – Amended and Restated Credit Agreement" in Part II, Item 7 of this Annual Report on Form 10-K and Note 4 – Debt in the Notes to Consolidated Financial Statements for more specifics.

A hypothetical 100-basis-point increase in our borrowing rates would have resulted in an additional $1.1 million of interest expense based on our variable rate debt at December 31, 2024. We do not use derivative financial instruments to manage interest risk or to speculate on future changes in interest rates. A rise in interest rates could negatively affect our cash flow.

Commodity Risk

We source a wide variety of materials and components from a network of suppliers. Commodity raw materials, such as steel, aluminum, copper, paint and paint chemicals, and other production costs are subject to price fluctuations, which could have a negative impact on our results. We strive to pass along such commodity price increases to customers to avoid profit margin erosion and in many cases utilize contracts with those customers to mitigate the impact of commodity raw material price fluctuations. As of December 31, 2024, we did not have any commodity hedging instruments in place.

Item 8. Financial Statements and Supplementary Data.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Mayville Engineering Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mayville Engineering Company, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2025, expressed an adverse opinion on the Company's internal control over financial reporting because of a material weakness.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory – *Refer to Notes 1 and 3 to the financial statements*

Critical Audit Matter Description

As of December 31, 2024, the Company holds inventory across a large number of manufacturing facilities dispersed throughout the United States. Inventories are primarily comprised of raw materials, work-in-process, and finished goods that are physically located at the Company's facilities. The Company's processes to track and determine consolidated inventory relies on a perpetual inventory system that varies by facility based in part upon the information technology (IT) system relevant to the facility.

Auditing the existence of inventory requires significant effort, the involvement of IT specialists due to the integration of IT systems that track physical inventory quantities by facility, and auditor judgment in testing due to the disaggregation of inventory across the facilities and the processes and controls in place. Our auditor judgment includes assessing whether we have obtained sufficient audit evidence, including determining the number of facilities to visit.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the existence of inventory included the following, among others:

- We involved senior members of the engagement team to determine the extent of testing, including the selection of facilities attended and the number of counts performed.
- With the assistance of our IT specialists, we tested the operating effectiveness of controls over management's process to account for the physical existence of inventory, which included general IT, automated, and manual business process controls.
- As part of our testing of the operating effectiveness of controls over inventory, we observed management's count procedures at selected facilities and obtained and evaluated management's documentation of counts at other facilities.
- As part of our year-end audit procedures, we performed independent counts of inventory, on a sample basis at selected facilities, and evaluated any differences in the context of the inventory account balance taken as a whole.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
March 6, 2025

We have served as the Company's auditor since 2018.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Mayville Engineering Company, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Mayville Engineering Company, Inc. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as of the "financial statements"), of the Company and our report dated March 6, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment:

Management identified deficiencies in the design and operating effectiveness of internal control over financial reporting related to the review and approval of journal entries. Management determined controls were not adequately designed or operating effectively to ensure that journal entries were reviewed and approved.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2024, of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
March 6, 2025

Mayville Engineering Company, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except share amounts)

	December 31, 2024	December 31, 2023
ASSETS		
Cash and cash equivalents	$ 206	$ 672
Receivables, net of allowances for doubtful accounts of $248 at December 31, 2024 and $685 at December 31, 2023	49,782	57,445
Inventories, net	54,756	67,782
Tooling in progress	4,761	5,457
Prepaid expenses and other current assets	3,439	3,267
Total current assets	112,944	134,623
Property, plant and equipment, net	156,528	175,745
Assets held for sale	1,402	—
Goodwill	92,650	92,650
Intangible assets, net	51,734	58,667
Operating lease assets	28,615	32,233
Other long-term assets	1,697	2,743
Total assets	$ 445,570	$ 496,661
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$ 39,119	$ 46,526
Current portion of operating lease obligation	4,914	5,064
Accrued liabilities:		
Salaries, wages, and payroll taxes	5,094	6,368
Profit sharing and bonus	4,375	3,107
Other current liabilities	11,090	10,644
Total current liabilities	64,592	71,709
Bank revolving credit notes	79,725	147,493
Operating lease obligation, less current maturities	25,412	28,606
Deferred compensation, less current portion	4,719	3,816
Deferred income tax liability	16,831	12,606
Other long-term liabilities	2,538	2,453
Total liabilities	$ 193,817	$ 266,683
Commitments and contingencies (see Note 9)		
Common shares, no par value, 75,000,000 authorized, 22,300,106 shares issued at December 31, 2024 and 21,853,477 at December 31, 2023	—	—
Additional paid-in-capital	207,076	205,373
Retained earnings	60,086	34,118
Treasury shares at cost, 1,883,198 shares at December 31, 2024 and 1,542,893 at December 31, 2023	(15,409)	(9,513)
Total shareholders' equity	251,753	229,978
Total liabilities and shareholders' equity	$ 445,570	$ 496,661

The accompanying notes are an integral part of these Consolidated Financial Statements.

Mayville Engineering Company, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
(in thousands, except share amounts and per share data)

		Twelve Months Ended December 31,				
		2024		**2023**		**2022**
Net sales	$	581,604	$	588,425	$	539,392
Cost of sales		510,507		518,722		478,323
Amortization of intangible assets		6,933		7,742		6,952
Profit sharing, bonuses, and deferred compensation		13,593		11,588		7,997
Other selling, general and administrative expenses		31,518		30,182		24,692
Impairment of long-lived assets and (gain) on contracts		—		—		(4,346)
Gain on lawsuit settlement		(25,500)		—		—
Income from operations		44,553		20,191		25,774
Interest expense		(10,989)		(11,092)		(3,380)
Loss on extinguishment of debt		—		(216)		—
Income before taxes		33,564		8,883		22,394
Income tax expense		7,596		1,039		3,667
Net income and comprehensive income	$	25,968	$	7,844	$	18,727
Earnings per share:						
Basic	$	1.26	$	0.38	$	0.92
Diluted	$	1.24	$	0.38	$	0.91
Weighted average shares outstanding:						
Basic		20,611,192		20,415,157		20,399,737
Diluted		20,972,192		20,698,970		20,682,628

The accompanying notes are an integral part of these Consolidated Financial Statements.

Mayville Engineering Company, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

		Twelve Months Ended December 31,				
		2024		**2023**		**2022**
CASH FLOWS FROM OPERATING ACTIVITIES						
Net income	$	25,968	$	7,844	$	18,727
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation		30,655		27,338		22,359
Amortization		6,933		7,742		6,952
Allowance for doubtful accounts		(437)		140		(86)
Inventory excess and obsolescence reserve		(220)		183		80
Stock-based compensation expense		5,186		4,485		3,759
Gain on disposal of property, plant and equipment		(172)		(526)		(161)
Impairment of long-lived assets and gain on contracts		—		—		(4,346)
Deferred compensation		864		(17,089)		(3,923)
Loss on extinguishment of debt		—		216		—
Non-cash lease expense		5,367		3,840		4,251
Other non-cash adjustments		291		259		329
Changes in operating assets and liabilities:						
Accounts receivable		8,101		7,791		(2,498)
Inventories		13,246		13,441		(1,631)
Tooling in progress		696		2,555		(3,988)
Prepaids and other current assets		(185)		532		(616)
Accounts payable		(7,994)		(9,438)		9,361
Deferred income taxes		4,225		687		4,710
Operating lease obligations		(5,092)		(3,078)		(3,856)
Accrued liabilities		2,375		(6,559)		3,003
Net cash provided by operating activities		89,807		40,363		52,426
CASH FLOWS FROM INVESTING ACTIVITIES						
Purchase of property, plant and equipment		(12,098)		(16,598)		(58,610)
Proceeds from sale of property, plant and equipment		386		1,059		7,942
Payment for acquisition, net of cash acquired		—		(88,593)		—
Net cash used in investing activities		(11,712)		(104,132)		(50,668)
CASH FLOWS FROM FINANCING ACTIVITIES						
Proceeds from bank revolving credit notes		810,558		588,040		437,939
Payments on bank revolving credit notes		(878,326)		(512,783)		(433,312)
Repayments of other long-term debt		(806)		(6,673)		(1,107)
Payments of financing costs		—		(1,205)		—
Shares withheld for employees' taxes		(3,829)		—		—
Purchase of treasury stock		(5,896)		(2,661)		(4,947)
Payments on finance leases		(607)		(404)		(322)
Proceeds from the exercise of stock options		345		—		—
Net cash provided by (used in) financing activities		(78,561)		64,314		(1,749)
Net increase (decrease) in cash and cash equivalents		(466)		545		9
Cash and cash equivalents at beginning of period		672		127		118
Cash and cash equivalents at end of period	$	206	$	672	$	127

The accompanying notes are an integral part of these Consolidated Financial Statements.

Mayville Engineering Company, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

	Twelve Months Ended December 31,		
	2024	2023	2022
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 10,267	$ 10,669	$ 3,670
Cash paid for taxes	$ 1,370	$ 513	$ 704
Non-cash property, plant & equipment	1,032	446	$ 603
Non-cash 401(k) contribution of treasury stock	$ —	$ 2,500	$ 2,057
In conjunction with the acquisition, assets acquired and liabilities assumed were as follows:			
Fair value of assets acquired, net of cash acquired	$ —	$ 102,356	$ —
Liabilities assumed	—	(13,763)	—
Cash paid for acquisition, net of cash acquired	$ —	$ 88,593	$ —

The accompanying notes are an integral part of these Consolidated Financial Statements.

Mayville Engineering Company, Inc. and Subsidiaries
Consolidated Statements of Shareholders' Equity
(in thousands)

	Shareholders' Equity			
	Additional Paid-in-Capital	Treasury Shares	Retained Earnings	Total
Balance as of December 31, 2021	$ 197,186	$ (6,462)	$ 7,547	$ 198,271
Net income	—	—	18,727	18,727
Share repurchases	—	(4,947)	—	(4,947)
401(k) contribution	—	2,057	—	2,057
Stock-based compensation	3,759	—	—	3,759
Balance as of December 31, 2022	$ 200,945	$ (9,352)	$ 26,274	$ 217,867
Net income	—	—	7,844	7,844
Share repurchases	—	(2,661)	—	(2,661)
401(k) contribution	—	2,500	—	2,500
Restricted stock units employee tax withholding	(115)	—	—	(115)
Stock options exercised	58	—	—	58
Stock-based compensation	4,485	—	—	4,485
Balance as of December 31, 2023	$ 205,373	$ (9,513)	$ 34,118	$ 229,978
Net income	—	—	25,968	25,968
Share repurchases	—	(5,896)	—	(5,896)
Restricted stock units employee tax withholding	(821)	—	—	(821)
Stock options exercised	(2,662)	—	—	(2,662)
Stock-based compensation	5,186	—	—	5,186
Balance as of December 31, 2024	$ 207,076	$ (15,409)	$ 60,086	$ 251,753

The accompanying notes are an integral part of these Consolidated Financial Statements.

Mayville Engineering Company, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in thousands, except share amounts and per share data)

Note 1. Nature of business and summary of significant accounting policies

Mayville Engineering Company, Inc. (MEC) is a leading U.S.-based, vertically-integrated, value-added manufacturing partner providing a full suite of manufacturing solutions from concept to production, including design, prototyping and tooling, fabrication, aluminum extrusion, coating, assembly and aftermarket components. Our customers operate in diverse end markets, including heavy- and medium-duty commercial vehicles, construction & access equipment, powersports, agriculture, military and other end markets. Founded in 1945 and headquartered in Milwaukee, Wisconsin, we are a leading Tier I U.S. supplier of highly engineered components to original equipment manufacturer (OEM) customers with leading positions in their respective markets. The Company operates 23 facilities, of which 22 are in operation, located in Arkansas, Michigan, Mississippi, Ohio, Pennsylvania, Virginia, and Wisconsin. Our engineering expertise and technical know-how allow us to add value through every product redevelopment cycle (generally every three to five years for our customers).

Our one operating segment focuses on producing metal components that are used in a broad range of heavy- and medium-duty commercial vehicles, construction & access equipment, powersports, agricultural, military and other products.

In December 1985, the Company formed the Mayville Engineering Company, Inc. Employee Stock Ownership Plan (ESOP). The ESOP is a tax qualified retirement plan and is designed to invest primarily in the Company's common stock which is held in a trust. From January 2003 until the Company's initial public offering of common stock (IPO) in May 2019, the ESOP owned 100% of the Company's outstanding shares of common stock which have been fully allocated to active or retired eligible employees. In connection with the IPO, the Company initially sold 6,250,000 shares of common stock into the public market, reducing ESOP ownership to approximately 67%. As of December 31, 2024, approximately 28% of all outstanding shares were held by the ESOP or within the Company's 401(k) plan.

Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). They include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly-liquid investments purchased with original maturities of 90 days or less to be cash and cash equivalents.

Concentration of credit risk

Financial instruments that potentially subject the Company to credit risk consist principally of bank balances above the Federal Deposit Insurance Corporation insurability limits of $250 per official custodian. The Company has not experienced any losses on these accounts and management believes the Company is not exposed to any significant credit risk on cash.

Accounts receivable

Accounts receivable are generally uncollateralized customer obligations due under normal trade terms requiring payment within 30 to 60 days from the invoice date. Management periodically reviews past due balances and established an allowance for doubtful accounts of $248 and $685 as of December 31, 2024 and 2023, respectively, for probable uncollectible amounts based on its assessment of the current status of individual accounts. The estimated valuation allowance results in a reduction to sales and the accounts are written-off through a charge to the valuation allowance and a credit to accounts receivable after the Company has used all reasonable collection efforts.

As the Company's customer base is principally made up of blue-chip OEMs with high credit ratings and our trade receivables are due within one year or less, the Company does not have a reserve for credit losses.

Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out method (FIFO), or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Work-in-process and finished goods are valued at production cost consisting of material, labor and overhead. The Company maintains a reserve for obsolete and slow-moving inventory of $2,307 and $2,527 as of December 31, 2024 and 2023, respectively, which is based upon the aging of current inventory as well as assumptions on future demand and market conditions.

Tooling in progress

The Company has agreements with its customers to provide production tooling which will be used to produce specific parts for its customers. The costs to design, engineer, and manufacture the tooling are charged to tooling in progress as incurred and based on when control of the tooling is transferred to the customer under contract or when the customer signs off through the Product Part Approval Process (PPAP) or other documented customer acceptance, either at a point in time or over a period of time is when revenue is recognized. The Company may also provide production tooling that is not sold to customers but is capitalized in property, plant and equipment. To the extent that estimated costs exceed expected reimbursement from the customer, the Company recognizes a loss. Tooling in progress was $4,761 and $5,457 as of December 31, 2024 and 2023, respectively.

Property, plant and equipment

Property, plant and equipment are stated at cost. Expenditures for additions and improvements are capitalized while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed as incurred. Properties sold, or otherwise disposed of, are removed from the property accounts, with gains or losses on disposal credited or charged to the results of operations. Depreciation is provided over the estimated useful lives of the respective assets, using the straight-line depreciation method for financial reporting purposes and begins when the asset is placed into service.

Business combinations

The Company accounts for all business combinations in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, *Business Combinations*. In connection with a business combination, the acquiring company must allocate the cost of the acquisition to assets acquired and liabilities assumed based on fair values as of the acquisition date. Any excess or shortage of amounts assigned to assets and liabilities over or under the purchase price is recorded as goodwill or a gain on bargain purchase price, respectively. Transaction costs associated with acquisitions are expensed as incurred within selling, general and administrative expenses.

Goodwill

We test goodwill for impairment annually, or more frequently if triggering events occur indicating that there may be an impairment. We have recorded goodwill and perform testing for potential goodwill impairment at a reporting unit level. A reporting unit is an operating segment, or a business unit one level below an operating segment for which discrete financial information is available, and for which management regularly reviews the operating results. Additionally, components within an operating segment can be aggregated as a single reporting unit if they have similar economic characteristics. We have concluded we have one reporting unit.

We determine the fair value of our reporting unit using an income approach. Under the income approach, we calculate the fair value of the reporting unit based on the present value of estimated future cash flows. The income approach is dependent on several key management assumptions, including estimates of future sales, gross margins, operating costs, interest expense, income tax rates, capital expenditures, changes in working capital requirements and the weighted average cost of capital or the discount rate. Discount rate assumptions include an assessment of the risk inherent in the future cash flows of the reporting unit. Expected cash flows used under the income approach are developed in conjunction with our budgeting and forecasting process.

We test our goodwill for impairment on an annual basis in the fourth quarter of each fiscal year, and more frequently if events or changes in circumstances indicate that it might be impaired. At December 31, 2024 and 2023, the Company had goodwill with a carrying amount of $92,650, with the fair value of our reporting unit substantially exceeding the carrying value.

If the market valuation of our common shares or operating results of our reporting unit significantly decline beyond current levels, we may again need to conduct an evaluation of the fair value of our goodwill, which may result in an impairment change.

Changes to management assumptions and estimates utilized in the income approach could negatively impact the fair value conclusions for our reporting units resulting in goodwill impairment. All key assumptions and valuations are determined by and are the responsibility of management. The factors used in the impairment analysis are inherently subject to uncertainty. We believe that the estimates and assumptions are reasonable to determine the fair value of our reporting unit, however, if actual results are not consistent with these estimates and assumptions, goodwill and other intangible assets may be overstated which could result in an impairment charge.

Intangible assets, net

The Company's primary other intangible assets are customer relationships and contracts, trade names, non-compete agreements, developed technology and patents acquired in business combinations. Intangible assets are initially valued using a methodology commensurate with the intended use of the asset. The costs of amortizable intangible assets are recognized over their expected useful lives using the straight-line method. Intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate long-lived assets described below. Intangible assets not subject to amortization are assessed for impairment at least annually in the fourth quarter of each fiscal year and whenever events or changes in circumstances indicate that it is more likely than not that an asset may be impaired. The impairment test for indefinite-lived intangible assets consists of a comparison of the fair value of the intangible asset with its carrying amount. An impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the asset.

Fair value of financial instruments

Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The carrying amount of all significant financial instruments approximates fair value due to either the short maturity or the existence of variable interest rates that approximate prevailing market rates. Cash and cash equivalents, accounts receivable and accounts payable are classified as Level 1 fair value inputs as further described in Note 13 – Fair Value of Financial Instruments. Long-term debt is classified as a Level 2 fair value input.

Impairment of long-lived assets and gain on contracts

When events or conditions warrant, the Company evaluates the recoverability of long-lived assets and considers whether these assets are impaired. The Company assesses the recoverability of these assets based on several factors, including management's intention with respect to these assets and their projected undiscounted cash flows. If projected undiscounted cash flows are less than the carrying amount of the respective assets, the Company adjusts the carrying amounts of such assets to their estimated fair value. To the extent that the carrying value of the net assets of an asset group is greater than the estimated fair value, the Company may be required to record impairment charges. The Company records intangible asset impairment charges as a reduction to intangible assets. The Company records other long-lived asset impairment charges as a reduction to property, plant and equipment and an increase in other current liabilities for loss contracts in the Consolidated Balance Sheets. The Company records a gain on sale of a previously impaired asset and a reversal of a loss contract within impairment of long-lived assets and gain on contracts.

Deferred financing costs

Loan issuance costs and discounts are capitalized upon the issuance of long-term debt and amortized over the life of the related debt. Loan issuance costs associated with revolving debt arrangements are presented as a component of other assets. Loan issuance costs incurred in connection with revolving debt arrangements are amortized using the straight-line method over the life of the credit agreement. Loan issuance costs and discounts incurred in connection with term debt are amortized using the effective interest method. Amortization of deferred loan issuance costs and discounts are included in interest expense.

During 2024 and 2023, the Company recorded $0 and $1,205, respectively, of deferred financing costs associated with its long-term debt and line of credit arrangements. Amortization expense associated with the deferred debt issuance costs and discounts in 2024, 2023 and 2022 was $282, $309 and $336, respectively. Accumulated amortization was $423 and $141 as of December 31, 2024 and 2023, respectively. Amendments made to existing debt in 2023 and 2022 resulted in the write-off of $216 and $0, respectively, of unamortized costs associated with the debt that was replaced. There were no amendments to the Company's existing debt agreements in 2024.

Revenue recognition

The Company recognizes revenue when control of the goods or services are transferred to a customer in an amount that reflects the consideration it expects to be entitled to in exchange for those goods or services. The Company enters into supply agreements and purchase orders that include both free on board (FOB) origin and FOB destination shipping terms. Depending on the terms of the agreement, the customer takes ownership at shipment or at delivery, and this is when control transfers. Sales are supported by documentation such as supply agreements and purchase orders, which specify certain terms and conditions including product specifications, quantities, fixed prices, delivery dates and payments terms. Revenue related to services is recognized in the period services are performed, thus the Company recognizes revenue at a point in time.

There are many customers where the Company designs, engineers and builds production tooling, which is purchased by the customer. Tooling revenue is recognized at the point the customer signs off on the product through PPAP or other documented customer acceptance and control of the tooling promised under a contract is transferred to the customer at a point in time. Revenue is recognized in an amount that reflects the consideration to which the Company expects to be entitled in exchange for the tooling.

The Company offers certain customers discounts for early payments. These discounts are recorded against net sales in the Consolidated Statement of Comprehensive Income and accounts receivable in the Consolidated Balance Sheets. The Company does not offer any other customer incentives, rebates or allowances.

Shipping and handling

The shipping and handling costs incurred by the Company are included in cost of sales on the Consolidated Statements of Comprehensive Income. These costs are generally comprised of salaries and wages, shipping supplies and warehouse costs. Inbound freight costs, which mostly relate to raw materials, are included in cost of sales on the Consolidated Statements of Comprehensive Income. Outbound freight costs, which mostly relate to sales, are included in net sales on the Consolidated Statements of Comprehensive Income. The Company does not charge customers nor recognize revenue for shipping and handling. The Company's OEM customers arrange and pay the freight for delivery.

Advertising

The Company expenses the costs of advertising when incurred. Advertising expense was $105, $141 and $169 for the twelve months ended December 31, 2024, 2023 and 2022, respectively. Advertising costs are charged to selling, general and administrative expenses.

Income taxes

Income taxes and uncertain tax positions are accounted for in accordance with ASC 740, *Accounting for Income Taxes*. Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. The Company measures deferred tax assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse and recognizes the effect of a change in enacted rates in the period of enactment. Tax positions meeting the more-likely-than-not recognition threshold are measured pursuant to the guidance set forth in ASC 740. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. See Note 8 – Income Taxes of these Notes to Consolidated Financial Statements for further discussion.

Earnings per share

The Company computes basic earnings per share by dividing net income available to shareholders by the actual weighted average number of common shares outstanding for the reporting period. The dilutive impact to basic earnings per share considers the impact to earnings if all convertible securities were exercised or outstanding that do not have an antidilutive impact on earnings per share.

Treasury stock

Treasury stock purchases are accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. Subsequent reissuance of shares to the 401(k) Plan or ESOP are recorded as a reduction to treasury stock and as ESOP expense in the Consolidated Statements of Comprehensive Income.

Recent accounting pronouncements

In November 2024, the FASB issued Accounting Standards Updated (ASU) 2024-03, *Expense Disaggregation Disclosures,* amending ASC 220, *Income Statement – Reporting Comprehensive Income.* The amendment requires an entity to provide a disclosure within the financial statement footnotes showing the disaggregation of certain expenses included in relevant expense captions on the consolidated income statement, with a qualitative description of the amounts that are not separately disaggregated quantitatively. The guidance also requires disclosure of the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 and for interim periods beginning after December 15, 2027. The guidance is applied on a prospective basis, with a retrospective option and allows for early adoption. The Company is evaluating the potential impact of this guidance on the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures*, amending ASC 740, *Income Taxes.* The amendment is intended to enhance the transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The amendments require that on an annual basis, entities disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. In addition, the amendments require that entities disclose additional information about income taxes paid as well as additional disclosures of pretax income and income tax expense and remove the requirement to disclose certain items that are no longer considered cost beneficial or relevant. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the potential impact of this guidance on the consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, *Improvements to Reportable Segment Disclosures*, amending ASC 280, *Segment Reporting*. The amendment is intended to improve reportable segment disclosures, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment and contain other disclosure requirements. ASU 2023-07 is effective for fiscal years beginning after

December 15, 2023 and for interim periods after December 15, 2024, may be applied prospectively or retrospectively and allows for early adoption. The Company adopted the new standard for the period ended December 31, 2024. Refer to Note 12 – Segments in the Notes to Consolidated Financial Statements for additional information.

Note 2. Acquisitions

On July 1, 2023, the Company completed its acquisition of Mid-States Aluminum (MSA). The acquisition was consummated in accordance with terms and conditions of the certain Unit Purchase Agreement, dated as of June 19, 2023, among the Company and shareholders of MSA. The purchase price of the acquisition was $95,945, subject to adjustments for the amount of cash, indebtedness, net working capital and certain expenses of MSA as of the closing. At the closing of the acquisition, the Company applied an estimate of the adjustments and paid total net consideration of $90,002. The Company financed the acquisition by borrowing under its amended and restated credit agreement, as described in Note 4 – Debt in the Notes to Consolidated Financial Statements.

Located in Fond du Lac, WI, MSA is an industry leading, vertically-integrated manufacturer of custom aluminum extrusions and fabrications that also offers related services including design, engineering, anodizing and finishing, assembly and packaging. The acquisition enables MEC to secure an attractive entry point within light-weight materials fabrication, while providing significant new cross-selling opportunities with both new and existing customers.

The aggregate purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The estimate of the excess purchase price over the estimated fair value of net tangible assets acquired was allocated to identifiable intangible assets and goodwill. The Company engaged an independent third party to assist with the identification and valuation of these intangible assets. Management makes significant estimates and assumptions when determining the fair value of assets acquired and liabilities assumed. These estimates include, but are not limited to, discount rates, projected future net sales, projected future expected cash flows, useful lives, attrition rates, royalty rates and growth rates. These measures are based on significant Level 3 inputs (see Note 13) not observable in the market.

The following table is a summary of the assets acquired, liabilities assumed and net cash consideration paid for MSA during 2023:

	Opening Balance Sheet Allocation (Final)	Estimated Useful Life
Cash	$ 324	
Accounts receivable, net	7,381	
Inventory	9,698	
Property, plant and equipment	41,271	
Other assets	291	
Intangible assets		
Developed technology	4,900	7 Years
Customer relationships	17,700	17 Years
Goodwill	21,115	Indefinite
Total assets acquired	102,680	
Accounts payable	(2,386)	
Accrued expenses	(1,509)	
Other liabilities	(1,984)	
Debt	(7,884)	
Total consideration	$ 88,917	

Inventory was valued at its estimated fair value, which is defined as expected sales price, less costs to sell, plus a reasonable margin for selling effort. The valuation resulted in an inventory fair value step-up of $891 and was fully expensed and reflected in cost of sales on the Consolidated Statements of Comprehensive Income during the twelve months ended December 31, 2023.

Property, plant and equipment was valued at its estimated fair value using the cost, market and sales comparison approaches. The valuation resulted in a property, plant and equipment fair value step-up of $21,157. Depreciation on property, plant and equipment is computed on a straight-line basis over the estimated useful life of the respective assets.

The Company also recorded $17,700 of customer relationships intangible assets with an estimated useful life of 17 years and $4,900 of developed technology intangible assets with an estimated useful life of 7 years. The purchase price allocated to these assets was based on management's forecasted cash inflows and outflows and using a relief from royalty method for developed technologies and the multi-period excess earnings method for customer relationships. Amortization expense related to these intangible assets is recorded on a straight-line basis and reflected in amortization of intangible expenses on the Consolidated Statements of Comprehensive Income.

The purchase price of MSA exceeded the preliminary estimated fair value of identifiable net assets and accordingly, the difference was allocated to goodwill, which is not tax deductible.

As of December 31, 2023, the Company finalized the net working capital adjustment in conjunction with the fair value estimates for assets acquired, liabilities assumed, identifiable assets and the net income tax provision. Since its preliminary estimates, the Company adjusted the purchase price by ($1,084) related to working capital adjustments. The offsetting adjustment was primarily related to goodwill. As of June 30, 2024, the Company finalized the estimates of assets and acquired liabilities assumed.

Pro Forma Financial Information (Unaudited)

In accordance with ASC 805, the following unaudited pro forma combined results of operations have been prepared and presented to give effect to the MSA acquisition as if it had occurred on January 1, 2022, the beginning of the comparable period, applying certain assumptions and pro forma adjustments. These pro forma adjustments primarily relate to the estimated depreciation expense associated with the fair value of the acquired property, plant and equipment, amortization of identifiable intangible assets, interest expense related to additional debt needed to fund the acquisition, and the tax impact of these adjustments. Additionally, the pro forma adjustments include non-recurring expenses related to transaction costs, a one-time bonus payment and the sale of stepped-up inventory. The unaudited pro forma consolidated results are provided for illustrative purposes only, are not indicative of the Company's actual consolidated results of operations or consolidated financial position and do not reflect any revenue and operating synergies or cost savings that may result from the acquisition.

| | Year Ended December 31, | |
	2023	2022
Net sales	$ 619,381	$ 624,995
Net income	$ 8,324	$ 21,477

Note 3. Select balance sheet data

Inventory

Inventories are stated at the lower of cost, determined on the first-in, first-out method, or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Work-in-process and finished goods are valued at production costs consisting of material, labor, and overhead.

Inventories as of December 31, 2024 and December 31, 2023 consist of:

	December 31, 2024	December 31, 2023
Finished goods and purchased parts	$ 25,952	$ 31,489
Raw materials	19,386	25,929
Work-in-process	9,418	10,363
Total	$ 54,756	$ 67,782

The MSA inventory fair value step-up of $891 was fully expensed and included within cost of goods sold in the Consolidated Statements of Comprehensive Income for the twelve months ended December 31, 2023.

Property, plant and equipment

Property, plant and equipment as of December 31, 2024 and December 31, 2023 consist of:

	Useful Lives Years	December 31, 2024	December 31, 2023
Land	Indefinite	$ 2,564	$ 2,640
Land improvements	15-39	4,261	4,378
Building and building improvements	15-39	79,553	79,682
Machinery, equipment and tooling	3-10	310,300	295,960
Vehicles	5	4,377	4,571
Office furniture and fixtures	3-7	23,034	21,325
Construction in progress	N/A	3,263	9,779
Total property, plant and equipment, gross		427,352	418,335
Less accumulated depreciation		270,824	242,590
Total property, plant and equipment, net		$ 156,528	$ 175,745

Depreciation expense was $30,655, $27,338 and $22,359 for the twelve months ended December 31, 2024, 2023 and 2022, respectively.

During the twelve months ended December 31, 2022, the Company was able to cancel $2,257 of purchase commitments for property, plant and equipment relating to the former fitness customer that had previously been recorded in the Consolidated Statements of Comprehensive Income as an impairment of long-lived assets and loss on contracts as of December 31, 2021. The cancellation of loss contracts has resulted in the reversal of these amounts from other current liabilities in the Consolidated Balance Sheets and recorded in the Consolidated Statements of Comprehensive Income as an impairment of long-lived assets and gain on contracts.

Throughout the twelve months ended December 31, 2022, the Company sold $5,097 of machinery and equipment originally intended to support production for the former fitness customer, resulting in a gain on the sale of the assets of $2,089. The gain on the sale of assets is classified in impairment of long-lived assets and (gain) on contracts on the Consolidated Statements of Comprehensive Income as of December 31, 2022. As a result of the impairment of long-lived assets recorded as of December 31, 2021, these assets had been written down to fair value at December 31, 2021.

During fourth quarter of the current period, the Company completed the closure of its Wautoma, WI manufacturing facility. The net amount of property, plant and equipment associated with the facility was $1,402, which is classified in assets held for sale on the Consolidated Balance Sheets.

Goodwill

We test our goodwill for impairment on an annual basis in the fourth quarter of each fiscal year, and more frequently if events or changes in circumstances indicate that it might be impaired. Our annual goodwill impairment test during the fourth quarter of fiscal years 2024 and 2023 did not indicate an impairment existed. There were no changes to the goodwill balance of $92,650 between December 31, 2023 and December 31, 2024.

Intangible Assets

The following is a listing of intangible assets, the useful lives in years (amortization period) and accumulated amortization as of December 31, 2024 and December 31, 2023:

	Useful Lives Years	Gross Carrying Amount		Accumulated Amortization		Net	
December 31, 2024							
Amortizable intangible assets:							
Customer relationships and contracts	9-17	$	96,040	$	57,832	$	38,208
Trade name	10		14,780		8,924		5,856
Non-compete agreements	5		8,800		8,800		—
Developed technology	7		4,900		1,050		3,850
Patents	19		24		15		9
Total intangible assets, net		$	124,544	$	76,621	$	47,923

	Useful Lives Years	Gross Carrying Amount		Accumulated Amortization		Net	
December 31, 2023							
Amortizable intangible assets:							
Customer relationships and contracts	9-17	$	96,040	$	53,078	$	42,962
Trade name	10		14,780		7,446		7,334
Non-compete agreements	5		8,800		8,800		—
Developed technology	7		4,900		350		4,550
Patents	19		24		14		10
Total intangible assets, net		$	124,544	$	69,688	$	54,856

Additionally, the Company reported an indefinite lived non-amortizable brand name asset with a balance of $3,811 for the twelve months ended December 2024 and 2023. Non-amortizable brand name is tested annually during the fourth quarter for impairment, or more frequently if triggering events occur indicating there may be impairment. There has been no impairment recorded for the years ended December 31, 2024 and 2023.

Changes in intangible assets between December 31, 2022 and December 31, 2024 consist of:

Balance as of December 31, 2022	$	43,809
Amortization expense		(7,742)
Acquisition (see Note 2)		22,600
Balance as of December 31, 2023	$	58,667
Amortization expense		(6,933)
Balance as of December 31, 2024	$	51,734

Amortization expense was $6,933, $7,742 and $6,952, for the twelve months ended December 31, 2024, 2023 and 2022, respectively.

Future amortization expense is expected to be as followed:

Year ending December 31,		
2025	$	6,933
2026	$	6,933
2027	$	6,933
2028	$	6,877
2029	$	5,455
Thereafter	$	14,792

Note 4. Debt

On June 28, 2023, we entered into an amended and restated credit agreement (the Credit Agreement) with certain lenders and Wells Fargo Bank, National Association, as administrative agent (the Agent). The Credit Agreement provides for a $250,000 revolving credit facility, with a letter of credit sub-facility, and a swingline facility in an aggregate amount of $25,000. The Credit Agreement also provides the availability of incremental facilities to the greater of $100,000 and 125% of the Company's twelve month trailing Consolidated EBITDA through an accordion feature. All amounts borrowed under the credit agreement mature on June 28, 2028.

The Credit Agreement contains usual and customary negative covenants for agreements of this type, including, but not limited to, restrictions on our ability to, subject to certain exceptions, create, incur or assume indebtedness; create, incur, assume or suffer to exist liens; make certain investments; allow our subsidiaries to merge or consolidate with another entity; make certain asset dispositions; pay certain dividends or other distributions to shareholders; enter into transactions with affiliates; enter into sale leaseback transactions; and exceed the limits on annual capital expenditures. The Credit Agreement also requires us to satisfy certain financial covenants, including a minimum consolidated interest coverage ratio of 3.00 to 1.00 as well as a consolidated total leverage ratio not to exceed 3.50 to 1.00.

The Company incurred deferred financing costs of $1,248 associated with executing the Credit Agreement, which has been recorded as an other long-term asset in the Consolidated Balance Sheets and will be amortized over the duration of the agreement.

At December 31, 2024, our consolidated total leverage ratio was 1.28 to 1.00 as compared to a covenant maximum of 3.50 to 1.00 under the Credit Agreement.

At December 31, 2024, our consolidated interest coverage ratio was 4.62 to 1.00 as compared to a covenant minimum of 3.00 to 1.00 under the Credit Agreement.

Under the Credit Agreement, interest is payable quarterly at the adjusted secured overnight financing rate (SOFR) plus an applicable margin based on the current consolidated total leverage ratio. The interest rate was 6.55% and 7.71% as of December 31, 2024 and December 31, 2023, respectively. Additionally, the agreement has a fee on the average daily unused portion of the aggregate unused revolving commitments. This fee was 0.25% as of December 31, 2024 and 0.30% as of December 31, 2023.

Prior to June 28, 2023, the Company maintained a credit agreement (Former Credit Agreement) with certain lenders and the Agent. The Former Credit Agreement provided for a $200,000 revolving credit facility, with a letter of credit sub-facility in an aggregate amount not to exceed $5,000, and a swingline facility in an aggregate amount of $20,000. The Former Credit Agreement also provided for an additional $100,000 of debt capacity through an accordion feature.

The Company was in compliance with all financial covenants of its credit agreements as of December 31, 2024 and December 31, 2023. The amount borrowed on the revolving credit notes was $79,725 and $147,493 as of December 31, 2024 and December 31, 2023, respectively.

Other Debt

Additionally, the Company has a Fond du Lac County and Fond du Lac Economic Development Corporation term note (Fond du Lac Term Note). The Fond du Lac Term Note is secured by a security agreement, payable in annual installments of $500 plus interest at 2.00% and is due in full in December 2028. The balance outstanding as of December 31, 2024 and December 31, 2023 was $1,875 and $2,375, respectively. As of December 31, 2024, the short-term and long-term balance was $500 and $1,375, respectively. As of December 31, 2023, the short-term and long-term balance was $500 and $1,875, respectively. These balances are recorded in other current liabilities and other long-term liabilities in the Consolidated Balance Sheets.

Note 5. Leases

The Company has real property operating leases for office and manufacturing space. Operating leases for the Company's personal property consist of leases for office equipment, vehicles, forklifts and storage tanks for bulk gases. The Company recognizes a right-of-use (ROU) asset and a lease liability for operating leases based on the net present value of future minimum lease payments. Lease expense for the Company's operating leases is recognized on a straight-line basis over the lease term, including renewal periods that are considered reasonably certain. The Company has not elected to recognize right-of-use assets or lease liabilities for leases with a term of twelve months or less.

The Company has finance leases for equipment used throughout its office and manufacturing facilities. The Company recognizes an ROU asset and a lease liability for finance leases based on the net present value of future minimum lease payments. Lease expense for the Company's finance leases is comprised of the amortization of the ROU asset and interest expense recognized based on the effective interest method.

Variable lease expense is related to certain of the Company's real property leases and personal property leases, and it generally consists of property tax and insurance components that are for the benefit of the lessor (real property leases) and variable overage fees (personal property leases) that are remitted as part of the Company's lease payments.

The components of lease expense were as follows:

| | | Year Ended December 31, | | |
		2024		2023
Finance lease cost:				
Amortization of finance lease assets	$	482	$	414
Interest on finance lease liabilities		42		44
Total finance lease expense		524		458
Operating lease expense		5,350		5,237
Short-term lease expense		678		610
Variable lease expense		233		197
Lease income [1]		(2,163)		(2,070)
Total lease expense	$	4,622	$	4,432

---

[1]   The Company subleased a portion of its Hazel Park, MI facility starting in June 2022. Lease income for the twelve months ended December 31, 2024 and 2023 was $2,163 and $2,070, respectively.

Supplemental information related to leases was as follows:

	Balance Sheet Classification	December 31, 2024		December 31, 2023
Assets:				
Finance lease assets	Property, plant and equipment, net	$ 748	$	854
Operating lease assets	Operating lease assets	28,615		32,233
Total lease assets		$ 29,363	$	33,087
Current liabilities:				
Current finance lease liabilities	Other current liabilities	$ 408	$	441
Current operating lease liabilities	Current portion of operating lease obligation	4,914		5,064
Noncurrent liabilities:				
Long-term finance lease liabilities	Other long-term liabilities	282		478
Long-term operating lease liabilities	Operating lease obligation, less current maturities	25,412		28,606
Total lease liabilities		$ 31,016	$	34,589

	December 31, 2024	December 31, 2023
Weighted average remaining lease term (in years)		
Finance leases	1.9	2.4
Operating leases	6.3	7.0
Weighted average discount rate		
Finance leases	5.80 %	3.99 %
Operating leases	3.18 %	2.57 %

The table below represents ROU asset balances by type of lease:

	December 31, 2024	December 31, 2023
Real estate leases	$ 27,169	$ 30,558
Equipment Leases	1,929	2,179
Vehicle Leases	265	350
Total lease assets	$ 29,363	$ 33,087

Maturities of lease liabilities at December 31, 2024 and minimum lease payments under ASC 842 having initial or remaining non-cancellable terms in excess of one year were as follows:

Year ending December 31,	Operating Leases	Finance Leases	Total
2025	$ 5,765	$ 434	$ 6,199
2026	5,533	209	5,742
2027	5,495	87	5,582
2028	4,945	—	4,945
2029	3,868	—	3,868
Thereafter	7,874	—	7,874
Total lease payments	33,480	730	34,210
Less: imputed interest	(3,154)	(40)	(3,194)
Total lease obligations	$ 30,326	$ 690	$ 31,016

Lease related supplemental cash flow information:

	Year Ended December 31,	
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities for finance leases:		
Operating cash flows	$ 42	$ 44
Financing cash flows	$ 607	$ 404
Cash paid for amounts included in the measurement of lease liabilities for operating leases:		
Operating cash flows	$ 5,947	$ 5,824
Right-of-use assets obtained in exchange for recorded lease obligations:		
Operating leases	$ 1,749	$ 455
Finance leases	$ 383	$ 2

ROU assets are assessed for impairment in accordance with the Company's long-lived asset policy. The Company reassesses lease classification and remeasures ROU assets and lease liabilities when a lease is modified, and that modification is not accounted for as a separate new lease or upon certain other events that require reassessment in accordance with ASC 842.

Note 6. Employee stock ownership plan

Under the ESOP, the Company can make annual discretionary contributions to the trust for the benefit of eligible employees in the form of cash or shares of common stock of the Company subject to the Board of Directors' approval. For each of the twelve months ended December 31, 2024, 2023 and 2022, the Company recorded no ESOP expense.

As of January 1, 2023, the Company amended the plan reducing the distribution period from five years to three years. Additionally, as of January 1, 2025, the Company amended the plan reducing the distribution period from three years to a full distribution on the annual distribution date of the year following separation from the Company.

As of January 1, 2025, the in-service diversification percentage allowed increased from 25% at age 50 with 10 years of service to 50% and at age 55 with 10 years of service, the percentage allowed increased from 50% to 75%.

At various times following death, disability, retirement, termination of employment or the exercise of diversification rights, an ESOP participant is entitled to receive their ESOP account balance in accordance with various distribution methods as permitted under the policies adopted by the ESOP.

As of December 31, 2024 and December 31, 2023, the ESOP shares consisted of 3,474,467 and 4,062,583 in allocated shares, respectively.

Note 7. Retirement plans

The Mayville Engineering Company, Inc. 401(k) Plan (the 401(k) Plan) covers substantially all employees meeting certain eligibility requirements. The 401(k) Plan is a defined contribution plan and is intended for eligible employees to defer tax-free contributions to save for retirement. Employees may contribute up to 50% of their eligible compensation to the 401(k) Plan, subject to the limits of Section 401(k) of the Internal Revenue Code.

As of January 1, 2023, the Company implemented an employer match program to the 401(k) Plan. The Company now provides a 50% match for employee contributions, up to 6%. For the twelve months ended December 31, 2024 and 2023, the Company's employer match expense was $3,380 and $3,232, respectively. Additionally, the 401(k) Plan provides for employer discretionary profit-sharing contributions and the Board of Directors may authorize discretionary profit-sharing contributions (which are usually approved at the end of each calendar year). For the twelve months ended December 31, 2024, 2023 and 2022, the Company's estimated discretionary profit-sharing expense was $0, $0 and $2,500, respectively.

Note 8. Income taxes

Income taxes are included in the Consolidated Statements of Comprehensive Income at December 31, 2024, 2023 and 2022 as below:

	December 31, 2024		December 31, 2023		December 31, 2022
Current income tax expense					
U.S. Federal	$ 1,401	$	—	$	—
State	1,258		191		414
Total	2,659		191		414
Deferred income tax expense (benefit)					
U.S. Federal	4,141		808		4,722
State	796		40		(1,469)
Total	4,937		848		3,253
Total income tax expense	$ 7,596	$	1,039	$	3,667

A reconciliation of the statutory federal income tax provision to the income tax provision from continuing operations provided for the twelve months ended December 31, 2024, 2023 and 2022 is as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Income tax provision at the federal statutory rate - 21%	$ 7,048	$ 1,865	$ 4,703
State and local income taxes - net of federal income tax benefits	1,745	429	831
Executive compensation limitation	388	305	(427)
Tax credits generated	(1,036)	(975)	(63)
Uncertain tax positions - current year	199	195	16
Uncertain tax positions - prior year	(88)	283	54
Stock compensation	(1,057)	(162)	50
Return to provision	215	(1,137)	(424)
Changes in tax rates	104	182	(1,071)
All other, net	78	54	(2)
Total income tax provision	$ 7,596	$ 1,039	$ 3,667
Effective tax rate	22.6 %	11.7 %	16.4 %

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are presented below:

	December 31, 2024	December 31, 2023
Deferred tax assets:		
Deferred compensation	$ 2,990	$ 3,693
Inventory reserves	575	645
Non-inventory uniform capitalization	831	928
Accrued expenses	555	1,478
Right of use lease liabilities	7,380	8,165
Credits	—	2,322
Net operating loss	741	4,401
Interest expense	1,695	2,969
Other	302	398
Total deferred tax assets	15,069	24,999
Deferred tax liabilities:		
Property, plant and equipment	20,948	24,009
Intangible assets	3,980	5,775
Right of use assets	6,964	7,816
Other	8	5
Total deferred tax liabilities	31,900	37,605
Valuation allowance	—	—
Net deferred tax liability	$ (16,831)	$ (12,606)

The Company has no remaining federal net operating loss carryforwards. The Company has state net operating loss carryforwards of $741, certain of which begin to expire in 2038.

Uncertain Tax Positions

Based on the Company's evaluation, there is one unrecognized tax benefit requiring recognition in its financial statements as of December 31, 2024. The Company does not anticipate that there will be a material change in the balance of the unrecognized tax benefits in the next twelve months. Any interest and penalties related to uncertain tax positions are recorded in income tax expense. The entire balance of unrecognized tax benefits as of December 31, 2024, if recognized, would affect the Company's effective tax rate.

The Company files income tax returns in the United States federal jurisdiction and in various state and local jurisdictions. Federal tax returns for tax years beginning January 1, 2021, and state tax returns beginning January 1, 2020 are open for examination.

Details of Unrecognized Tax Benefits

The following is a reconciliation of beginning and ending amounts of unrecognized tax benefits:

Balance as of December 31, 2021	$	314
Increase from current year tax positions		16
Increase from prior year tax positions		54
Balance as of December 31, 2022		384
Increase from current year tax positions		1,099
Decrease from prior year tax positions		217
Decrease from expiration of statute of limitations		(25)
Balance as of December 31, 2023		1,675
Increase from current year tax positions		199
Decrease from prior year tax positions		(958)
Decrease from expiration of statute of limitations		(33)
Balance as of December 31, 2024	$	883

Note 9. Commitments and contingencies

Litigation

On August 4, 2022, the Company filed a lawsuit against Peloton Interactive, Inc. ("Peloton") in the Supreme Court of the State of New York, New York County. The lawsuit arose from a March 2021 Supply Agreement between the parties, pursuant to which MEC was to manufacture and supply custom component parts for Peloton's exercise bikes (the "Manufacturing Project"). In the lawsuit, the Company originally asserted two claims (1) breach and anticipatory repudiation of contract and (2) breach of the duty of good faith and fair dealing (pleaded in the alternative). In January 2023, in response to Peloton's motion to dismiss, the court allowed the first claim to proceed and dismissed the alternative claim. In the remaining claim, MEC asserted that Peloton breached and anticipatorily repudiated the Supply Agreement by unilaterally cancelling the Manufacturing Project, and refusing to pay MEC certain monthly fixed revenue payments owed under the terms of the Supply Agreement. The parties cross-appealed the court's order on the motion to dismiss – Peloton appealed the portion of the order that denied the motion to dismiss the claim for breach and anticipatory repudiation of contract and MEC appealed the portion of the order that dismissed the claim for breach of duty of good faith and fair dealing. On April 11, 2024, the First Department, Appellate Division issued a decision and order affirming the court's order on the motion to dismiss and affirming the court's dismissal of the alternate claim of good faith and fair dealing. On November 3, 2023, Peloton filed a counterclaim alleging that Peloton was induced by fraud to enter into the Supply Agreement and seeking recission of the Supply Agreement and damages, among other forms of relief. On November 22, 2023, the Company answered Peloton's counterclaim, denying the allegations in the counterclaim.

On October 28, 2024, the Company and Peloton entered into a formal Settlement Agreement (the "Agreement") to resolve this lawsuit. Under the terms of the Agreement, MEC and Peloton agreed to dismiss the lawsuit and exchange mutual releases, and MEC received a gross payment of $25,500 from Peloton in the fourth quarter of the current year, with no admission of liability by either party.

From time to time, the Company may be involved in various claims and lawsuits, both for and against the Company, arising in the normal course of business. Although the results of litigation and claims cannot be predicted with certainty, in management's opinion, either the likelihood of loss is remote, or any reasonably possible loss associated with the resolution of such proceedings is not expected to have a material adverse impact on the consolidated financial statements.

Note 10. Deferred compensation

The Mayville Engineering Company Deferred Compensation Plan is available for certain employees designated to be eligible to participate by the Company and approved by the Board of Directors. Eligible employees may elect to defer a portion of their compensation for any plan year and the deferral cannot exceed 50% of the participant's base salary and may include the participant's annual short-term cash incentive up to 100%. The participant's election must be made prior to the first day of the plan year.

An employer contribution will be made for each participant to reflect the amount of any reduced allocations to the ESOP and/or 401(k) employer contributions due solely to the participant's deferral amounts, as applicable. In addition, a discretionary amount may be awarded to a participant by the Company.

Deferrals are assumed to be invested in an investment vehicle based on the options made available to the participant (which does not include Company stock).

The deferred compensation plan provides benefits payable upon separation of service or death. Payments are to be made 30 days after date of separation from service, either in a lump-sum payment or up to five annual installments as elected by the participant when the participant first elects to defer compensation.

The deferred compensation plan is non-funded, and all future contributions are unsecured in that the employees have the status of a general unsecured creditor of the Company and the agreements constitute a promise by the Company to make benefit payments in the future. During the twelve months ended December 31, 2024, 2023 and 2022, eligible employees elected to defer compensation of $626, $490 and $117, respectively. As of December 31, 2024 and 2023, the short-term portion accrued for all benefit years less than 12 months under this plan was $251 and $289, respectively, which is included within other current liabilities on the Consolidated Balance Sheets. As of December 31, 2024 and 2023, the long-term portion accrued for all benefit years greater than 12 months under this plan was $4,718 and $3,816. These amounts include the initial deferral of compensation and were adjusted for changes in the value of investment options chosen by the participants. Total expense (credit) for the deferred compensation plan for the twelve months ended December 31, 2024, 2023 and 2022 amounted to $524, $942 and ($3,051), respectively. These expenses (credits) are included in profit sharing, bonuses and deferred compensation on the Consolidated Statements of Comprehensive Income. Additionally, the Company made distributions of $286, $18,520 and $1,048 for the twelve months ended December 31, 2024, 2023 and 2022, respectively.

Note 11. Self-Funded insurance

The Company is self-funded for the medical benefits provided to its employees and their dependents. Healthcare costs are expensed as incurred and are based upon actual claims paid, reinsurance premiums, administration fees and estimated unpaid claims. The Company has an aggregate stop loss limit to mitigate risk. Expense related to this contract were $24,014, $20,292 and $17,146 for the twelve months ended December 31, 2024, 2023 and 2022, respectively. An estimated accrued liability of $1,184 and $1,018 was recorded as of December 31, 2024 and December 31, 2023, respectively, for estimated unpaid claims and is included within other current liabilities on the Consolidated Balance Sheets.

Note 12. Segments

The Company operates as a single reporting unit and single reporting segment, and that is managed on a consolidated basis. The Company derives revenue from its customers by providing value-added manufacturing solutions ranging from concept to production, including prototyping and tooling, production fabrication, coating, assembly and aftermarket components. The accounting policies of the Company's one operating segment are the same as those described in the summary of significant accounting policies. The Company's chief operating decision maker (CODM) is regularly provided with and assesses performance for its one operating segment with only the consolidated expenses and net income as presented in the Consolidated Statements of Comprehensive Income.

The CODM uses these performance measures to evaluate the Company's profitability, deciding whether to reinvest profits into the segment or into other parts of the entity, such as acquisitions or to buy back Company common stock and monitor budget versus actual results.

All sales are generated and all assets are located within the United States and the business activities are managed at a consolidated level.

The Company's Chief Executive Officer is the CODM.

Note 13. Fair value of financial instruments

Fair value provides information on what the Company may realize if certain assets were sold or might pay to transfer certain liabilities based upon an exit price. Financial assets and liabilities that are measured and reported at fair value are classified into a three-level hierarchy that prioritizes the inputs used in the valuation process. A financial instrument's categorization within the valuation hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The hierarchy is based on the observability and objectivity of the pricing inputs, as follows:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.

- Level 2 – Significant directly observable data (other than Level 1 quoted prices) or significant indirectly observable data through corroboration with observable market data. Inputs would normally be (i) quoted prices in active markets for similar assets or liabilities, (ii) quoted prices in inactive markets for identical or similar assets or liabilities or (iii) information derived from or corroborated by observable market data. Long-term debt is classified as a Level 2 fair value input.

- Level 3 – Prices or valuation techniques that require significant unobservable data inputs. These inputs would normally be the Company's own data and judgements about assumptions that market participants would use in pricing the asset or liability.

The following table lists the Company's financial assets and liabilities accounted for at fair value by the fair value hierarchy:

	Balance at December 31, 2024	Fair Value Measurements at Report Date Using		
		(Level 1)	(Level 2)	(Level 3)
Deferred compensation liability	$ 4,969	$ 4,969	$ —	$ —
Total	$ 4,969	$ 4,969	$ —	$ —

	Balance at December 31, 2023	Fair Value Measurements at Report Date Using		
		(Level 1)	(Level 2)	(Level 3)
Deferred compensation liability	$ 4,105	$ 4,105	$ —	$ —
Total	$ 4,105	$ 4,105	$ —	$ —

Fair value measurements for the Company's cash and cash equivalents are classified based upon Level 1 measurements because such measurements are based upon quoted market prices in active markets for identical assets.

Accounts receivable, accounts payable, long-term debt and accrued liabilities are recorded in the Consolidated Balance Sheets at cost and approximate fair value.

Deferred compensation liabilities are recorded at amounts due to participants at the time of deferral. Deferrals are invested in an investment vehicle based on the options made available to the participant, considered to be Level 1 or Level 2 on the fair value hierarchy, with the current balance all as Level 1. The change in fair value is recorded in the profit sharing, bonuses, and deferred compensation line item on the Consolidated Statements of Comprehensive Income. The short-term and long-term balances due to participants are reflected on the current portion of deferred compensation and deferred compensation, less current portion line items, respectively, on the Consolidated Balance Sheets.

The Company's non-financial assets such as goodwill, intangible assets and property, plant, and equipment are re-measured at fair value when there is an indication of impairment and adjusted only when an impairment charge is recognized. For the years ended December 31, 2024, 2023 and 2022, there was no impairment recognized for the year.

Note 14. Revenue recognition

Contract Assets and Contract Liabilities

The Company has contract assets and contract liabilities, which are included in tooling in progress and other current liabilities on the Consolidated Balance Sheets, respectively. Contract assets primarily consist of capitalized costs related to customer-owned tooling contracts, wherein the Company has not yet met performance obligations. Contract liabilities include deferred tooling revenue, where the performance obligation was not met. The performance obligation is satisfied when the tooling is completed and the customer signs off through the PPAP or other documented customer acceptance. Cost of goods sold is recognized and released from the balance sheet when control of the tooling promised under contract is transferred to the customer.

The Company's contracts with customers are short-term in nature; therefore, revenue is typically recognized, billed and collected within a 12-month period. The following table reflects the changes in our contract assets and liabilities during the twelve months ended December 31, 2024, 2023 and 2022.

	Contract Assets		Contract Liabilities	
As of December 31, 2021	$	3,950	$	2,718
Net activity		3,988		3,423
As of December 31, 2022		7,938		6,141
Net activity		(2,481)		(2,506)
As of December 31, 2023	$	5,457	$	3,635
Net activity		(696)		(173)
As of December 31, 2024	$	4,761	$	3,462

Revenue recognized from deferred revenue that was recorded as a contract liability at the beginning of the fiscal year was $2,559, $4,856 and $1,252 in 2024, 2023 and 2022, respectively.

Disaggregated Revenue

The following tables represents a disaggregation of revenue by product category and end market:

	Twelve Months Ended December 31,					
Product Category	**2024**		**2023**		**2022**	
Outdoor sports	$	7,904	$	9,017	$	9,498
Fabrication		307,548		342,689		324,254
Performance structures		172,923		136,819		109,888
Tube		70,004		76,322		73,868
Tank		44,171		43,947		38,246
Total		602,550		608,794		555,754
Intercompany sales elimination		(20,946)		(20,369)		(16,362)
Total, net sales	$	581,604	$	588,425	$	539,392

End Market		Twelve Months Ended December 31,				
		2024		**2023**		**2022**
Commercial vehicle	$	219,911	$	225,252		212,992
Construction & access		92,757		105,228		111,525
Powersports		99,616		97,788		87,531
Agriculture		47,615		57,231		57,412
Military		28,906		37,311		24,831
Other		92,798		65,615		45,101
Total, net sales	$	581,604	$	588,425		539,392

Note 15. Common equity

At December 31, 2024, the authorized stock of the Company consisted of 75,000,000 shares of common stock without par value.

Changes in outstanding common shares are summarized as follows:

	2024	**2023**	**2022**
Beginning balance	20,310,584	20,172,746	20,335,934
Treasury stock purchases	(340,305)	(184,964)	(559,945)
Common stock issued (including share-based compensation impact)	446,629	322,802	396,757
Ending balance	20,416,908	20,310,584	20,172,746

Note 16. Earnings per share

The Company computes earnings per share in accordance with ASC Topic 260, *Earnings per Share*. In accordance with ASC 260, outstanding options will be considered to have been exercised and outstanding as of the beginning of the period if the average market price of the common stock during the period exceeds the exercise price of the options (they are "in the money"), and the assumed exercise of the options do not have an anti-dilutive impact on earnings per share.

A reconciliation of basic and diluted net income per share attributable to the Company were as follows:

		Twelve Months Ended December 31,				
		2024		**2023**		**2022**
Net income attributable to MEC	$	25,968	$	7,844	$	18,727
Weighted average shares outstanding		20,611,192		20,415,157		20,399,737
Basic income per share	$	1.26	$	0.38	$	0.92
Weighted average shares outstanding		20,611,192		20,415,157		20,399,737
Effect of dilutive stock-based compensation		361,000		283,813		282,891
Total potential shares outstanding		20,972,192		20,698,970		20,682,628
Diluted income per share	$	1.24	$	0.38	$	0.91

There were no options in the money that were excluded in the computation of diluted earnings per share for the twelve months ended December 31, 2024, 2023 and 2022 that had an anti-dilutive impact on earnings per share.

Note 17. Concentration of major customers

The following customers accounted for 10% or greater of the Company's recorded net sales and net trade receivables:

| | Net Sales | | | Accounts Receivable | |
| | Twelve Months Ended December 31, | | | As of December 31, 2024 | As of December 31, 2023 |
Customer	2024	2023	2022		
A	16.8 %	15.0 %	16.0 %	11.1 %	<10 %
B	11.3 %	14.8 %	17.2 %	<10 %	12.6 %
C	<10 %	10.6 %	11.9 %	<10 %	<10 %
D	<10 %	<10 %	<10 %	15.2 %	12.7 %

Note 18. Stock-based compensation

The Mayville Engineering Company, Inc. 2019 Omnibus Incentive Plan provided the Company the ability to grant monetary payments based on the value of its common stock, up to 2,000,000 shares.

On April 20, 2021, shareholders of the Company approved an amendment to the 2019 Omnibus Incentive Plan increasing the number of shares of common stock authorized for issuance by 2,500,000 shares.

The Company recognizes stock-based compensation using the fair value provisions prescribed by ASC 718, *Compensation – Stock Compensation*. Our stock-based compensation consists of stock options, restricted stock units (RSUs) and performance stock units (PSUs). The total number of shares of the Company's common stock still available for issuance under the 2019 Omnibus Incentive Plan as of December 31, 2024 is 1,785,643.

Cancellations and forfeitures are accounted for as incurred. The Company recognizes expense for all stock-based compensation on a straight-line basis over the vesting period of the entire award.

For the twelve months ended December 31, 2024, 2023 and 2022, the Company recorded stock-based compensation expense of $5,186, $4,485 and $3,759, respectively.

Stock Options

Stock option grants to employees vest equally over a two-year period beginning the subsequent year to the anniversary of the grant date and expire 10 years subsequent to the grant date.

The Company did not grant employees stock options in 2024. Stock-based compensation expense related to stock options is calculated by estimating the fair value of non-qualified stock options at the time of grant and is amortized over the stock options' vesting period. The Company recognized $1,125, $1,484 and $1,269 of compensation expense with stock options for the twelve months ended December 31, 2024, 2023 and 2022, respectively.

The activity for stock options is summarized as follows:

	Number of Options	Weighted-Average Exercise Price
Options nonvested as of December 31, 2022	184,052	$ 13.51
Grants	281,822	14.79
Forfeitures	(84,261)	13.54
Vested	(195,264)	11.67
Options nonvested as of December 31, 2023	186,349	$ 17.37
Grants	—	—
Forfeitures	(42,651)	14.97
Vested	(29,997)	9.85
Options nonvested as of December 31, 2024	113,701	$ 20.25

During the twelve months ended December 31, 2024 and 2023, options exercised were 879,388 and 13,080 respectively, with a weighted average strike price of $9.85 and $8.49, respectively, resulting in 264,247 and 7,814, respectively, of Company issued shares.

As of December 31, 2024, there were 74,136, 89,829, 156,252, 101,294 and 12,407 options issued and outstanding at exercise prices of $17.00, $14.01, $10.32, $16.22 and $14.12 per share, respectively, with a remaining weighted average contractual life of 7.13 years. The intrinsic values of these outstanding options were $0, $1.71, $5.40, $0 and $1.60, respectively, based on the Company's stock price as of December 31, 2024.

The Company uses the Black-Scholes valuation model to estimate the fair value of stock options which were $9.28 and $5.36 for those options granted during the years ended December 31, 2023 and 2022, respectively. The Company utilized the following assumptions in determining these fair values:

	Inputs	
Assumptions	2023	2022
Stock price at date of grant/exercise price	$ 14.12	$ 10.32
Expected term (in years)	5.75	5.75
Estimated volatility	58.5 %	55.3 %
Estimated risk-free rate of return	3.9 %	1.9 %
Expected dividend yield	0.0 %	0.0 %

The Company does not have historical option exercise data to estimate the expected term. For options granted, the Company utilizes the simplified method prescribed by Staff Accounting Bulletin (SAB) Topic 14 to estimate the expected term, which is calculated as the average of the vesting term and the contractual term. The option grants have a contractual life of 10 years and a requisite service period, or vesting term, of 2 years with 50% vesting on the annual anniversary dates. Applying the simplified method, the Company calculated the expected terms of each tranche to be 5.5 years and 6.0 years resulting in an average expected term of 5.75 years for these awards. The Company will continue to employ the simplified method until more relevant detailed information becomes available from which to make this estimate.

Restricted Stock Units

The Company granted 427,171 and 295,109 RSUs inclusive of non-employee director awards in 2024 and 2023, respectively. A total of 55,962 and 60,271 RSUs were granted to non-employee directors in 2024 and 2023, respectively, which vested the subsequent year to the grant date. The Company recognized $3,686, $3,001 and $2,490 of compensation expense associated with RSUs during the twelve months ended December 31, 2024, 2023 and 2022, respectively.

With the exception of the non-employee director grants, RSUs are earned based on service over the vesting period. RSUs granted to employees vest ratably over a two- or three-year period beginning the subsequent year to the anniversary of the grant date. The expense is based on the fair value of the Company's shares which is equivalent to the adjusted closing stock price at the date of the grant.

The activity for RSUs is summarized as follows:

	Number of Units	Weighted-Average Grant Date Fair
Nonvested as of December 31, 2022	392,550	$ 9.52
Grants	295,109	15.22
Forfeitures	(63,878)	13.86
Vested	(254,169)	10.00
Nonvested as of December 31, 2023	369,612	$ 12.99
Grants	427,171	13.15
Forfeitures	(31,094)	13.65
Vested	(249,626)	12.59
Nonvested as of December 31, 2024	516,063	$ 13.28

Performance Share Units

The Company granted 110,710 of PSUs in 2024. The PSUs are earned based on the achievement of pre-determined financial performance goals at the end of a three-year performance measurement period. The Company recognized $375 of compensation expense associated with performance share units during the twelve months ended December 31, 2024.

The performance goals for the PSUs granted in 2024 are weighted 50% on the 3-year average of the Company's Return on Invested Capital ("ROIC") from 2024 to 2026 and 50% on the Company's 2026 adjusted EBITDA target. ROIC represents net operating profit after taxes divided by invested capital for the represented period. Adjusted EBITDA represents net income before interest expense, provision for income taxes, depreciation, amortization, stock-based compensation expense, legal costs due to the former fitness customer and adjusted for items to be determined unusual in nature or infrequent in occurrence for the performance period, as approved by the Compensation Committee. The number of earned PSUs can range from 50% (threshold) to 200% (maximum) of the target award, with no PSUs earned for performance below the threshold level.

The activity for performance share units is summarized as follows:

	Number of Units	Weighted-Average Grant Date Fair	
Nonvested as of December 31, 2023	—	$	—
Grants	110,710		12.85
Forfeitures	—		—
Vested	—		—
Nonvested as of December 31, 2024	110,710	$	12.85

The Company uses the Monte Carlo valuation model to determine fair value of the PSU grants.

A roll-forward of unrecognized stock-based compensation expense is displayed in the table below. Unrecognized stock-based compensation expense as of December 31, 2024 will be expensed over the remaining requisite service period from which individual award values relate, up to August 20, 2027.

	RSUs		PSUs		Options		Total	
Balance as of December 31, 2022	$	1,739	$	—	$	1,050	$	2,789
Grants		4,465		—		2,585		7,050
Forfeitures		(899)		—		(638)		(1,537)
Expense		(3,001)		—		(1,484)		(4,485)
Balance as of December 31, 2023	$	2,304		—	$	1,513	$	3,817
Grants		5,618		1,423		—		7,041
Forfeitures		(425)		—		(33)		(458)
Expense		(3,686)		(375)		(1,125)		(5,186)
Balance as of December 31, 2024	$	3,811	$	1,048	$	356	$	5,215

Note 19. Restructuring

On November 2, 2023, as part of our efforts to optimize our operations, the Company restructured its operations team, eliminating the position of Chief Operating Officer (COO). For the twelve months ended December 31, 2023, the Company incurred severance costs of $855 which were recognized within cost of sales in the Consolidated Statements of Comprehensive Income as of December 31, 2023. The operations team reorganization was finalized during the fourth quarter ended December 31, 2023.

Additionally, as a result of the market demand environment, we introduced a series of cost rationalization initiatives, including, the Company announcing the closure of its Wautoma, WI facility on September 12, 2024. The facility closure was finalized during the fourth quarter of 2024 with all customer components re-distributed amongst other MEC manufacturing facilities. All customer relationships and manufactured components were maintained through this transition without disruption to our customers.

Costs associated with the closure are being accounted for in accordance with ASC 420, *Exit or Disposal Cost Obligations.*

For the twelve months ended December 31, 2024, the Company incurred $492 of total costs associated with the facility closure and restructuring. These costs were recognized in the cost of sales and other selling, general and administrative expense line items of the Consolidated Statements of Comprehensive Income, including $267 for severance and retention bonuses, while the remainder primarily related to costs to close the facility and relocate equipment to other MEC facilities.

The Wautoma facility has a net book value of $1,402 and is classified as assets held for sale on the Consolidated Balance Sheets as of December 31, 2024, as the facility has met the requirements in ASC 360.

The Company does not expect to incur additional costs to complete the closure and restructuring in 2025.

The following table summarizes the activity related to the separation with the Company's former COO and restructuring of its Wautoma, WI manufacturing facility through December 31, 2024:

	Employee Severance		Other Reserves		Total Reserves	
Balance as of December 31, 2022	$	—	$	—	$	—
Charges		855		—		855
Cash payments		(855)		—		(855)
Balance as of December 31, 2023	$	—	$	—	$	—
Charges		267		225		492
Cash payments		(215)		(82)		(297)
Balance as of December 31, 2024	$	52	$	143	$	195

Note 20. Valuation and qualifying accounts

Description	Balance at beginning of period		Additions		Deductions		Balance at end of period	
Year ended December 31, 2024								
Allowance for doubtful accounts	$	685	$	464	$	901	$	248
Year ended December 31, 2023								
Allowance for doubtful accounts	$	545	$	447	$	307	$	685
Year ended December 31, 2022								
Allowance for doubtful accounts	$	631	$	697	$	784	$	545

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended (the Exchange Act), is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosure. In designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired objectives.

As of December 31, 2024, we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, due to the identification of the material weakness in our internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of December 31, 2024. Notwithstanding the material weakness in our internal control over financial reporting, management believes the consolidated financial statements included in this Annual Report on Form 10-K fairly present, in all material respects, our financial position, results of operations and cash flows as of the dates presented, and for the periods ended on such dates, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of the end of the most recent fiscal year, December 31, 2024, utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the *Internal Control-Integrated Framework* (2013). Based on this evaluation, our management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2024 due to the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Management identified deficiencies in the design and operating effectiveness of internal control over financial reporting related to the review and approval of journal entries that constitutes a material weakness.

Deloitte & Touche LLP, our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting as of December 31, 2024, which follows below.

Remediation Efforts to Address the Material Weakness

We are committed to maintaining a strong system of internal control and will undertake remediation efforts to improve our internal controls. With the oversight of senior management, subsequent to December 31, 2024, a plan to remediate the underlying cause of the material weakness and improve the operating effectiveness of our internal control over financial reporting has been developed and is being implemented. Specifically, the following remediation efforts are planned or ongoing to ensure adequate review and approval of journal entries, including:

- Enhancing the design and implementation of controls over the review and approval of journal entries to ensure that all journal entries are subject to appropriate review and approval; and

- Provide additional training to personnel involved in the preparation and review of journal entries to ensure they understand and adhere to the revised control procedures.

Changes in Internal Control Over Financial Reporting

Except for the identified material weakness, there were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2024, that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

During the three months ended December 31, 2024, no director or Section 16 officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item is included under the captions "Election of Directors," "Corporate Governance" and "Delinquent Section 16(a) Reports" in the Company's definitive proxy statement for its 2025 annual meeting of shareholders (Proxy Statement) and is hereby incorporated herein by reference. Information with respect to the executive officers of the Company appears in Item 1 of this Annual Report on Form 10-K.

The Company has adopted a Code of Conduct and Ethics that applies to all of the Company's directors, officers and employees, including the Company's Chief Executive Officer and Chief Financial Officer and other persons performing similar functions. The Company has posted a copy of the Code of Conduct and Ethics on its website at www.mecinc.com. The Company intends to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding amendments to, or waivers from, the Code of Conduct and Ethics by posting such information on its website at www.mecinc.com. The Company is not including the information contained on its website as part of, or incorporating it by reference into, this report.

Item 11. Executive Compensation.

The information required by this Item is included under the captions "Corporate Governance – Transactions with Related Persons," "Executive Compensation" and "2024 Director Compensation" in the Proxy Statement and is hereby incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item with respect to security ownership of certain beneficial owners and management is included under the caption "Principal Shareholders" in the Proxy Statement and is hereby incorporated by reference.

The following table sets forth information with respect to compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2024:

Plan Category	Number of securities issued or to be issued upon vesting of units or exercise of outstanding options, warrants, and rights	Weighted average exercise price of outstanding options, warrants and rights [1]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders [2]	2,714,357	$ 13.71	1,785,643
Equity compensation plans not approved by security holders	—	—	—
Total	2,714,357	$ 13.71	1,785,643

[1] Represents weighted average exercise price of 433,918 outstanding options and does not take into account restricted stock units or performance stock units.
[2] Consists of the Mayville Engineering Company, Inc. 2019 Omnibus Incentive Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is included under the caption "Corporate Governance" in the Proxy Statement and is hereby incorporated by reference.

Item 14. Principal Accounting Fees and Services.

The information required by this Item is included under the caption "Miscellaneous – Independent Registered Public Accounting Firm" in the Proxy Statement and is hereby incorporated by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

Consolidated Financial Statements

The consolidated financial statements listed in the accompanying index to the consolidated financial statements are filed as part of this Annual Report on Form 10-K.

Financial Statement Schedules

All financial statement schedules have been omitted because they are not applicable or the required information is included in the consolidated financial statements and the related notes thereto.

Exhibits

The exhibits listed in the exhibit index below are filed as part of this Annual Report on Form 10-K.

Exhibit Number	Description
2	Unit Purchase Agreement, dated as of June 19, 2023, among Mayville Engineering Company, Inc. and the shareholders of Mid-States Aluminum Corp. (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K filed on June 21, 2023) [The disclosure schedules and similar attachments to this agreement are not being filed herewith. The registrant agrees to furnish supplementally a copy of any such schedules or attachments to the Security and Exchange Commission upon request.]
3.1	Amended and Restated Articles of Incorporation of Mayville Engineering Company, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-230840) filed on April 29, 2019).
3.2	Bylaws of Mayville Engineering Company, Inc. as amended through April 18, 2023 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on April 19, 2023).
4	Description of Mayville Engineering Company, Inc.'s Securities (incorporated by reference to Exhibit 4 to the Company's Annual Report on Form 10-K filed on March 2, 2020).
10.1†	Mayville Engineering Company, Inc. 2019 Omnibus Incentive Plan, as amended through April 20, 2021 (incorporated by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed on March 8, 2021).
10.2†	Form of Restricted Stock Unit Award Agreement (Non-Employee Director) under the Mayville Engineering Company, Inc. 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on June 18, 2019).
10.3†	Form of Restricted Stock Unit Award Agreement (Employee) under the Mayville Engineering Company, Inc. 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on June 18, 2019).
10.4†	Form of Stock Option Award Agreement under the Mayville Engineering Company, Inc. 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-230840) filed on April 29, 2019).
10.5†	Form of Restricted Stock Award Agreement (Non-Employee Director) under the Mayville Engineering Company, Inc. 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.11 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-230840) filed on April 29, 2019).
10.6†	Form of Restricted Stock Award Agreement (Employee) under the Mayville Engineering Company, Inc. 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-230840) filed on April 29, 2019).
10.7†	Form of Stock Option Award Agreement under the Mayville Engineering Company, Inc. 2019 Omnibus Incentive Plan (Full Term Exercise Period on Retirement) (incorporated by reference to Exhibit 10 to the Company's Current Report on Form 8-K filed on January 29, 2020).
10.8†	Mayville Engineering Company, Inc. Long-Term Incentive Plan, as amended and restated effective May 13, 2019 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on June 18, 2019).
10.9†	Mayville Engineering Company, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 (File No. 333-230840) filed on April 12, 2019).

10.10†   Form of Severance Agreement between Mayville Engineering Company, Inc. and Jagadeesh A. Reddy (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 20, 2022).

10.11†   Form of Change in Control Employment and Severance Agreement between Mayville Engineering Company, Inc. and Jagadeesh A. Reddy (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on July 20, 2022).

10.12†   Form of Severance Agreement between Mayville Engineering Company, Inc. and Todd M. Butz (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 (File No. 333-230840) filed on April 12, 2019).

10.13†   Form of Change in Control Employment and Severance Agreement between Mayville Engineering Company, Inc. and Todd M. Butz (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 3, 2020).

10.14†   Form of Severance Agreement between Mayville Engineering Company, Inc. and each of Ryan F. Raber, Sean P. Leuba and Rachele M. Lehr (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on July 20, 2022).

10.15†   Form of Change in Control Employment and Severance Agreement between Mayville Engineering Company, Inc. and each of Ryan F. Raber, Sean P. Leuba and Rachele M. Lehr (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on November 3, 2020).

10.16†   Amended and Restated Credit Agreement, dated as of June 28, 2023, by and among Mayville Engineering Company, Inc., certain subsidiaries of Mayville Engineering Company, Inc. as guarantors, the lenders from time to time party thereto, and Wells Fargo Bank, National Association, as Administrative Agent for the lenders (incorporated by reference to Exhibit 10 to the Company's Current Report on Form 8-K filed on June 29, 2023).

10.17†   Form of Performance Stock Unit Award Agreement (Employee) under the Mayville Engineering Company, Inc. 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K filed on March 6, 2024).

19*   Mayville Engineering Company, Inc. Insider Trading Policy

21*   List of Subsidiaries of Mayville Engineering Company, Inc.

23*   Consent of Independent Registered Public Accounting Firm.

31.1*   Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*   Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32*   Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97   Mayville Engineering Company, Inc. Compensation Recovery Policy (incorporated by reference to Exhibit 97 to the Company's Annual Report on Form 10-K filed on March 6, 2024).

99   Proxy Statement for the 2025 Annual Meeting of Shareholders. [To be filed with the Securities and Exchange Commission under Regulation 14A within 120 days after December 31, 2024; except to the extent specifically incorporated by reference, the Proxy Statement for the 2025 Annual Meeting of Shareholders shall not be deemed to be filed with the Securities and Exchange Commission as part of this Annual Report on Form 10-K].

101.INS   Inline XBRL Instance Document

101.SCH   Inline XBRL Taxonomy Extension Schema Document

101.CAL   Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF   Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB   Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE   Inline XBRL Taxonomy Extension Presentation Linkbase Document

104   Cover Page Interactive Date File (embedded within the Inline XBRL document)

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*   Filed herewith.
†   Management contract, compensatory plan or arrangement

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYVILLE ENGINEERING COMPANY, INC.

Date: March 6, 2025

By: /s/ Jagadeesh A. Reddy

Jagadeesh A. Reddy
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Jagadeesh A. Reddy **Jagadeesh A. Reddy**	President, Chief Executive Officer (Principal Executive Officer) and Director	March 6, 2025
/s/ Todd M. Butz **Todd M. Butz**	Chief Financial Officer (Principal Financial and Accounting Officer)	March 6, 2025
/s/ Allen J. Carlson **Allen J. Carlson**	Director	March 6, 2025
/s/ Timothy L. Christen **Timothy L. Christen**	Director	March 6, 2025
/s/ Steven L. Fisher **Steven L. Fisher**	Director	March 6, 2025
/s/ Jennifer J. Kent **Jennifer J. Kent**	Director	March 6, 2025
/s/ Robert L. McCormick **Robert L. McCormick**	Director	March 6, 2025
/s/ Jay O. Rothman **Jay O. Rothman**	Director	March 6, 2025



One MEC. One Mission.

OFFICERS & DIRECTORS

EXECUTIVE OFFICERS

Jagadeesh (Jag) A. Reddy
PRESIDENT, CEO AND DIRECTOR

Todd M. Butz
CHIEF FINANCIAL OFFICER

Ryan F. Raber
EXECUTIVE VICE PRESIDENT—STRATEGY, SALES AND MARKETING

Sean P. Leuba
SENIOR VICE PRESIDENT—CORPORATE DEVELOPMENT AND GENERAL COUNSEL

Rachele L. Lehr
CHIEF HUMAN RESOURCES OFFICER

BOARD OF DIRECTORS

Timothy L. Christen
NON-EXECUTIVE CHAIRMAN & CHAIRMAN EMERITUS—BAKER TILLY

Allen J. Carlson
UNIVERSITY OF FLORIDA COLLEGE OF ENGINEERING

Steven L. Fisher
RETIRED BUSINESS EXECUTIVE

Jennifer J. Kent
CHIEF LEGAL OFFICER—KOHL'S CORPORATION

Robert L. McCormick
RETIRED BUSINESS EXECUTIVE

Jay O. Rothman
PRESIDENT OF THE UNIVERSITIES OF WISCONSIN



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